05048105

THE BOSTON BEER COMPANY, INC. 2004 ANNUAL REPORT

SAMUEL ADAMS®

DEAR SHAREHOLDER,

Two thousand four was a great year for The Boston Beer Company.

FORBES MAGAZINE NAMED US ONE OF AMERICA'S 200 BEST SMALL COMPANIES, AND THE PRINCETON REVIEW RANKED US AS A GREAT PLACE TO WORK FOR RECENT COLLEGE GRADUATES BECAUSE OF OUR TRAINING PROGRAMS.

We expanded our sales training program, already the gold standard in the industry, and now every Boston Beer employee attends a Beer Certification Course at our Boston Brewery as part of orientation. This creates better educated employees who share our passion for great beer. We've noticed too, that having the chance to brew beer with our brewers has definitely improved the quality of the entries to the Company's annual homebrew competition. Today, every Samuel Adams saleperson receives an average of 15 days of training per year, including classroom work and mentoring in the marketplace. The best beer in America deserves the best sales force in America.



Sales and profits were up in 2004, and earnings-per-share was up for the second year in a row. Gross margins increased as did overall brand support. It was the Company's best financial performance ever. But, those are just the numbers, and The Boston Beer Company has always achieved its financial success by paying attention to quality first. While we are only 1/100ths the size of our biggest competitor, our people and our commitment to brewing great beers has allowed us to flourish while the overall beer industry still navigates through uncertain waters. Consolidation and acquisitions continue among big breweries, and wholesalers continue to merge, creating fewer, but far larger, competitors. We believe that our passion, our independence and our small size allow us to be more nimble, more focused and more innovative. We have maintained our primary focus on brewing a unique variety of flavorful beers with traditional brewing methods and the world's finest ingredients.

At the end of 2004 we demonstrated that quality begins at home, and we began a $6.5 million renovation to the historic, small-batch brewery we own in Ohio. This expanded Samuel Adams Brewery will be able to ship more than 800,000 barrels a year, while maintaining our high quality, traditional brewing methods. We will be able to produce about 2/3 of our total current volume in our own brewery in Cincinnati.

For The Boston Beer Company, however, quality control doesn't end when our beer leaves the brewery. Every year our employees, who are passionate about our great beers, conduct thousands of "draft quality audits" in bars and restaurants all over the country to ensure that our Samuel Adams beers are well cared for right up until they reach the consumer. For our bottled beers, freshness dating guarantees drinkers that they are getting a fresh Samuel Adams beer.

PERHAPS THE MOST DEMANDING PART OF OUR QUALITY CONTROL IS OUR AWARDS PROGRAM. WE CONTINUE TO ENTER COMPETITIONS THAT JUDGE OUR BEERS AGAINST THE WORLD'S OTHER GREAT BEERS. IN SOME WAYS, THIS IS THE ULTIMATE FORM OF QUALITY CONTROL. WE ARE PROUD TO TELL YOU THAT IN 2004 WE ADDED AN ADDITIONAL 127 AWARDS TO OUR TROPHY SHELF. IN JANUARY OF 2005, SAM ADAMS LIGHT® BECAME THE FIRST AMERICAN LIGHT BEER TO EVER WIN A MEDAL AT A MAJOR GERMAN BEER TASTING COMPETITION, THE DEUTSCHE LANDWIRTSCHAFTS-GESELLSCHAFT (DLG). THERE WAS NO LIGHT BEER CATEGORY. AND WE ARE PROUD OF THAT. WE THANK YOU, OUR SHAREHOLDERS, FOR SUPPORTING OUR CREDO THAT WHAT MAKES THIS COMPANY SPECIAL IS OUR ENDURING PASSION FOR BREWING GREAT BEER.

We know that beer lovers turn to The Boston Beer Company for innovation and for quality beers. In 2004 we surprised drinker's palates with two new beers, Samuel Adams® Chocolate Bock and Samuel Adams® Holiday Porter. The release of Samuel Adams® Chocolate Bock for Valentine's Day became a major news item around the country, and a major accomplishment for our brewers. So great was the response to Chocolate Bock that we decided to reintroduce it for the holidays in 2004.

We are happy to report that sales of our flagship style, Samuel Adams Boston Lager® also increased this year, and Sam Adams Light® seems to have found a solid base of fans and is well poised to grow.

Look for our new television advertising that focuses on the people, the ingredients and the passion that create Samuel Adams beers. We hope to emphasize what makes us different: our heritage, our passion for brewing, and our commitment to quality.



We want to offer a fond farewell to one long-term board member, and a hearty welcome to his replacement. Jim Kautz has been an advisor to us and to The Boston Beer Company, both officially and unofficially, since the Company's founding in 1984. His wisdom and counsel have had a major, positive impact on the growth of this Company, and as he retires we are all in his debt. We are proud to announce that Dave Burwick has been selected to take Jim Kautz' seat as a director of The Boston Beer Company. Dave is chief marketing officer of Pepsi-Cola North America, and a long time Samuel Adams fan. We are very fortunate to have his talent and vision on our team.



If The Boston Beer Company were a person, it would now be nearly old enough to drink a Samuel Adams beer. We incorporated in July 1984 and introduced Samuel Adams Boston Lager® in April 1985. We chose not to draw a great deal of attention to our two decade milestone or to the Company's reaching its age of majority. We prefer to focus, as we always have, on the quality of our beers. We thank you for your support, and we look forward to a prosperous 2005.

Cheers,



Jim Koch,
CHAIRMAN

Martin Roper,
PRESIDENT & CEO



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-14092

The Boston Beer Company, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-3284048
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

75 Arlington Street, Boston, Massachusetts
(Address of principal executive offices)

02116
(Zip Code)

(617) 368-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.) Yes ☑ No ☐

The aggregate market value of the Class A Common Stock ($.01 par value) held by non-affiliates of the Registrant totaled $209,198,410 (based on the average price of the Company's Class A Common Stock on the New York Stock Exchange on June 26, 2004). All of the Registrant's Class B Common Stock ($.01 par value) is held by an affiliate.

As of March 8, 2005, there were 10,177,663 shares outstanding of the Company's Class A Common Stock ($.01 par value) and 4,107,355 shares outstanding of the Company's Class B Common Stock ($.01 par value).

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the Registrant's definitive Proxy Statement for its 2005 Annual Meeting to be held on May 4, 2005 are incorporated by reference into Part III of this report.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

FORM 10-K
For The Period Ended December 25, 2004

PART I

Item 1. *Business*

General

The Boston Beer Company, Inc. ("Boston Beer" or the "Company") is the largest craft brewer and the sixth largest brewer overall in the United States. In fiscal 2004, Boston Beer sold 1,258,206 barrels of its proprietary products ("core brands") and brewed 8,999 barrels under contract ("non-core products") for third parties.

During 2004, the Company sold a total of fifteen beers under the Samuel Adams® brand name, three flavored malt beverage products under the Twisted Tea® brand name, and one cider product under the HardCore® Cider brand name. Boston Beer produces malt beverages and hard cider products at Company-owned breweries and under contract. The Company-owned breweries are located in Cincinnati, Ohio and Boston, Massachusetts. The Company also brewed its beer under contract at three breweries during 2004 (located in Eden, North Carolina; Rochester, New York; and La Crosse, Wisconsin).

The Company's principal executive offices are located at 75 Arlington Street, 5th Floor, Boston, Massachusetts 02116, and its telephone number is (617) 368-5000.

Beer Industry Background

The Better Beer Category

The Company's beer products are primarily positioned in the "Better Beer" category of the beer industry, which includes craft or specialty beers and most imports. Better Beers are determined by higher price, quality, image and taste, as compared with regular domestic beers. Samuel Adams® is the third largest brand in the Better Beer category of the United States brewing industry, trailing only Heineken® and Corona®.

The Company believes that the Better Beer category is approximately 15% of United States beer consumption and has experienced high single-digit compounded annual growth over the last ten years. During 2004, the Better Beer category experienced mid single-digit growth.

The Domestic Beer Industry

Before Prohibition, the United States beer industry consisted of hundreds of small breweries that brewed full-flavored beers. Since the end of Prohibition, most domestic brewers have shifted production to less flavorful, lighter beers, which use lower-cost ingredients, and can be mass-produced to take advantage of economies of scale in production and advertising. This shift towards mass-produced beers has coincided with consolidation in the beer industry. Today, the three major brewers (Anheuser-Busch, Inc., SAB Miller PLC, and Coors Brewing Company) comprise over 90% of all United States domestic beer production, excluding imports. Further, these three major brewers have all entered the Better Beer category, either by developing their own beers, acquiring, in whole or part, existing craft brewers or by importing and distributing foreign brewers' brands.

The domestic beer industry, excluding Better Beers, has experienced a slight decline in shipments over the last ten years. During the past 10 years, domestic light beers, which are beers with fewer calories than the brewers' traditional beers, have experienced significant growth within the category, and now have a higher market share than traditional beers.

During 2004, the total beer industry in the United States experienced low growth in volume of less than 1 %. The Company believes that this slower growth is due to both declining alcohol consumption per person in the population as well as increased competition from wine and spirits companies.

Narrative Description of Business

The Company's business goal is to become the leading brewer in the Better Beer category by creating and offering high quality full-flavored beers. With the support of a large, well-trained sales organization, the Company strives to achieve this goal by increasing brand awareness through advertising, point-of-sale and promotional programs.

Products Marketed

The Company's product strategy is to create and offer a world-class variety of traditional beers and other alcoholic beverages with a focus on promoting the Samuel Adams® product line. In most markets, the Company focuses its advertising and promotional dollars on Samuel Adams Boston Lager®, Sam Adams Light® and Samuel Adams® Seasonal Beers.

The Samuel Adams® Brewmaster's Collection is an important part of the Company's portfolio and heritage, but does not receive separate promotional support. The Twisted Tea® brand family has grown each year since the product was first introduced and has established a strong consumer following in several markets. The Company plans to grow the brand further by continuing to promote the Twisted Tea® family in these markets. The Limited Edition Beers are produced at select times during the year in limited quantities and are sold at a higher price than the Company's other products. The following is a list of continuing styles as of December 25, 2004:

	Year First Brewed
Core Focus Beers	
Samuel Adams Boston Lager® ("Flagship" brand)	1984
Sam Adams Light®	2001
Seasonal Beers	
Samuel Adams® Double Bock	1988
Samuel Adams® Octoberfest	1989
Samuel Adams® Winter Lager	1989
Samuel Adams® Summer Ale	1996
Samuel Adams® White Ale	1997
Brewmaster's Collection	
Samuel Adams® Boston Ale	1987
Samuel Adams® Cream Stout	1993
Samuel Adams Cherry Wheat®	1995
Samuel Adams® Pale Ale	1999
Samuel Adams® Hefeweizen	2003
Limited Edition Beers	
Samuel Adams® Triple Bock®	1994
Samuel Adams Utopias™	2001
Samuel Adams® Chocolate Bock	2003
Alternative Malt Beverages	
Twisted Tea® Hard Iced Tea	2001
Twisted Tea® Raspberry Hard Iced Tea	2001
Twisted Tea® Half Hard Iced Tea & Half Hard Lemonade	2003
Hard Cider	
HardCore® Crisp Hard Cider	1997

Certain products may be produced at select times during the year solely for inclusion in the Company's variety packs. During 2004, Samuel Adams® Cranberry Lambic, Old Fezziwig® and Holiday Porter were produced and included in the Samuel Adams® Winter Classics variety pack, and Samuel Adams® Scotch Ale was produced and included in the Samuel Adams® Brewmaster's Collection Mix Pack.

The Company continually evaluates the performance of its various beers, flavored malt beverages, and hard cider styles and the rationalization of its product line, as a whole. The Company is committed to remaining a leading innovator in the Better Beer category by developing new products that allow the Samuel Adams® drinker to try new styles of malt beverages.

Sales, Distribution and Marketing

The Company sells its products to a network of approximately 415 wholesale distributors, who then sell to retailers such as pubs, restaurants, grocery chains, package stores, stadiums and other retail outlets. With few exceptions, the Company's products are not the primary brands in distributors' portfolios. Thus, the Company, in addition to competing with other malt beverages for a share of the consumer's business, competes with other brewers for a share of the distributor's attention, time, and selling efforts.

The Company sells its products predominantly in the United States, but also has markets in Canada, Europe, the Caribbean, and the Pacific Rim. During 2004, the Company's largest distributor accounted for approximately 5% of the Company's net sales. The top three distributors accounted for approximately 9%, collectively. In some states, the terms of the Company's contracts with its distributors may be affected by laws that restrict the enforcement of some contract terms, especially those related to the Company's right to terminate the services of its distributors. The Company typically receives orders in the first week of a month for products to be shipped the following month. Products are shipped within days of completion and, accordingly, there has historically not been any significant product order backlog.

During 2004, Boston Beer sold its products through a sales force of approximately 180 people, which the Company believes is one of the largest in the domestic beer industry. The Company's sales organization is designed to develop and strengthen relations at each level of the three-tier distribution system by providing educational and promotional programs encompassing distributors, retailers, and consumers. The Company's sales force has a high level of product knowledge and is trained in the details of the brewing and the selling processes. Sales representatives typically carry hops, barley, and other samples to educate wholesale and retail buyers about the quality and taste of the Company's beers. The Company has developed strong relationships with its distributors and retailers, many of which have benefited from the Company's premium pricing strategy and growth.

The Company has also engaged in media campaigns, primarily television, radio, billboards and print. These media efforts are complemented by participation in sponsorships of cultural and community events, local beer festivals, industry-related trade shows, and promotional events at local establishments, to the extent permitted under local laws and regulations. The Company uses a wide array of point-of-sale items (banners, neons, umbrellas, glassware, display pieces, signs, and menu stands) designed to stimulate impulse sales and continued awareness.

Ingredients and Packaging

The Company has been successful to date in obtaining sufficient quantities of the ingredients used in the production of its beers. These ingredients include:

Malt. The Company purchased the majority of malt used in the production of its beer from one major supplier during 2004. The two-row varieties of barley used in the Company's malt are grown in the United States and Canada. In 2003, the barley crop in both the United States and Canada was below the ten-year averages for both volume and quality of crop, which had resulted in some barley shortages and increased prices. The 2004 barley crop is above average in terms of quality due to favorable environmental conditions and was purchased at competitive prices nearly flat to 2003. The Company believes that there are other malt vendors available that are capable of supplying its needs.

Hops. The Company uses Noble hops for its Samuel Adams® lagers. Noble hops are varieties from several specific growing areas recognized for superior taste and aroma properties and include Hallertau-Hallertauer, Tettnang-Tettnanger and Spalt-Spalter from Germany. Noble hops are rare and more expensive than most other varieties of hops. Traditional English hops, namely, East Kent Goldings and English Fuggles, are used in the Company's ales. The Company enters into forward purchase commitments with two hops dealers, based on the Company's projected future volumes and brewing needs. The dealers then contract with farmers to ensure that the Company's needs are met. The contracts with the hop dealers are denominated in Euro or in British Pounds Sterling. The Company does not currently hedge these forward currency commitments. The crops harvested in 2004 were consistent with 20-year historical averages in terms of both quality and quantity for all hop varieties from Germany and the UK. The Company maintains over one year's supply of essential hop varieties on-hand in order to limit the risk of an unexpected reduction in supply. The Company stores its hops in multiple cold storage warehouses to minimize the impact of a catastrophe at a single site.

Yeast. The Company maintains a supply of proprietary strains of yeast used in its breweries and supplies them to its contract brewers. Since these yeasts would be impossible to duplicate if destroyed, the Company maintains secure supplies in several locations. In addition, the Company's contract brewers maintain a supply of yeasts that are reclaimed from the batches of brewed beer. The contract brewers are obligated by their production contracts to use the Company's proprietary strains of yeasts only to brew the Company's beers and such yeasts cannot be used without the Company's approval to brew any other beers produced at the respective breweries.

Other Ingredients. The Company maintains competitive sources for the supply of other ingredients used in some of its specialty malt-based and cider products.

Packaging Materials. The Company maintains competitive sources for the supply of packaging materials, such as shipping cases, six-pack carriers and crowns. Currently, glass and labels are each supplied by a single source, although the Company believes that alternative suppliers are available. The Company enters into limited term supply agreements with certain vendors in order to receive preferential pricing.

The Company initiates bottles deposits and reuses some of the glass bottles that are returned pursuant to certain state bottle recycling laws and derives some economic benefit from this practice. The cost associated with reusing the glass varies, based on the costs of collection, sorting and handling, including arrangements with retailers, wholesalers and dealers in recycled products. There is no guarantee that the current economics relating to the use of returned glass will continue or that the Company will continue to reuse returnable bottles.

Quality Assurance

As of December 25, 2004, the Company employed eight brewmasters and retained a recognized brewing authority as a consulting brewmaster to assist in monitoring the Company's contract brewing operations and controlling the production of its beers. Over 125 tests, tastings and evaluations are typically required to ensure that each batch of Samuel Adams® beer, Twisted Tea® flavored malt beverage, and Hardcore® hard cider conforms to the Company's standards. The Company has on-site quality control labs at each brewery.

In order to ensure that its customers enjoy only the freshest beer, the Company includes a clearly legible "freshness" code on every bottle and keg of its Samuel Adams® products. Boston Beer was the first American brewer to use this practice.

Brewing Strategy

The Company believes that its current strategy of combining brewery ownership with contract brewing, which utilizes the excess capacity of other breweries, provides the Company flexibility as well as quality and cost advantages over its competitors. The Company carefully selects breweries with (i) the capability of utilizing traditional brewing methods and (ii) first rate quality control capabilities throughout brewing, fermentation, finishing and packaging. Furthermore, by brewing in multiple locations, the Company reduces its distribution costs and is better able to deliver fresher beer to its customers than other craft brewers with broad distribution from a single brewery.

The Company brews nearly half of its volume at a Company-owned brewery located in Cincinnati, Ohio (the "Cincinnati Brewery"). The Company believes that this brewery complements the contract breweries by providing greater flexibility for brewing production. While the Cincinnati Brewery produces all of the Company's beer styles, it is the primary brewery for the production of most of the Company's specialty and lower volume beers and hard cider production, as well as most of the flavored malt beverage production.

The Company uses its brewery located in Boston, Massachusetts (the "Boston Brewery") to develop new types of innovative and traditional products and to supply, in limited quantities, beers for the local market. Product development entails researching market needs and competitive products, sample brewing, and market taste testing. All of the Company's products are brewed at the Boston Brewery in the course of a year.

The Company believes that it has secured sufficient alternatives in the event that production at any of its contract brewing locations is interrupted or discontinued. Management is currently unaware of any issues that would preclude normal production at any of its contract brewing locations. The Company continues to evaluate the benefits of contract brewing versus brewery ownership, and it considers variables such as availability of production capacity, brewery quality control procedures, consistency of contract strategy with the Company's brand strategies, and costs associated with contract brewing versus costs associated with brewery ownership. If the Company determines in the future that the benefits of brewery ownership outweigh the benefits of contract brewing, brewery ownership would involve significant capital investment which could exceed $50.0 million for the combination of purchase, expansion and improvement, or for original construction.

The Company currently has contracts to produce its products with the breweries described below. Under its contract brewing arrangements, the Company is charged a per unit rate for the production of its products at each of the breweries and bears the costs of raw materials, excise taxes and deposits for pallets and kegs and specialized equipment required to brew the Company's beers.

High Falls Brewing Company, LLC. For the months of January through November 2004, the Company brewed its beer at a brewery located in Rochester, NY (the "Rochester Brewery") under a contract with High Falls Brewing Company, LLC ("High Falls"). The contract entered into as of April 15, 2002 (the "2002 Production Agreement") expired November 30, 2004. Effective December 1, 2004, the Company entered into a new production agreement.

Miller Brewing Company. In 2004, the Company brewed its beer at one brewery owned and operated by the Miller Brewing Company ("Miller"). Much of the Company's west coast supply that had been produced in 2003 at the Tumwater, Washington (the "Tumwater Brewery") until it closed as of July 1, 2003 was transferred to Miller's brewery located in Eden, North Carolina (the "Eden Brewery"). Additionally, a portion of the Company's east coast supply was also produced at the Eden Brewery.

In 2002, Miller filed with the American Arbitration Association a demand for arbitration with respect to its legal right to terminate its obligation to continue production for the Company prior to the expiration of its production agreement with the Company. In September 2003, an arbitration hearing was held and in October 2003 the arbitrators ruled that Miller was not entitled to early termination of the production agreement and that the agreement was to remain in full force and effect. Thus, Miller is obligated to continue to produce the Company's products in accordance with the terms and conditions of the agreement. Additionally, Miller is obligated to assume the cost of incremental freight to the areas previously supplied by the Tumwater Brewery and the Stroh Brewery in Allentown, Pennsylvania for that production from the Eden Brewery.

City Brewing Company, LLC. In July 2002, the Company entered into a production agreement with City Brewing Company, LLC of La Crosse, Wisconsin, under which the Company is guaranteed the availability of a certain volume through at least December 2012. The Company had modest levels of production at the La Crosse facility in 2004.

Competition

The Better Beer category within the United States beer market is highly competitive due to the gains in market share achieved by imported beers and the large number of craft brewers with similar pricing and target customers. Imported beers, such as Heineken® and Corona®, have gained market share and increased volumes within the growing Better Beer segment as they continue to compete aggressively in the United States. While the Company believes that it may benefit from the success of the imports, as they educate beer drinkers about the Better Beer segment and increase the pool of Better Beer drinkers, these import competitors may have substantially greater financial resources, marketing strength, and distribution networks than the Company. Large domestic brewers have developed or are developing niche brands within the Better Beer category and have acquired interests in small brewers to compete in the craft-brewed segment or in import brands to compete with imported beers. Further, in response to a recent trend towards low-carbohydrate diets, certain domestic brewers have also introduced or re-positioned beers that are low in carbohydrates, some of which have successfully gained market share at the expense of all other beers, including the Company's products.

The Company also competes with other alcoholic beverages for consumer attention and consumption. In recent years, wines and spirits have become more competitively active in seeking beer consumption occasions and competing directly with beers. The Company monitors such activity and attempts to develop strategies which benefit from the trading up of the consumer and positions our beers competitively with wine and spirits.

The Company competes with other beer and alcoholic beverage companies within a three-tier distribution system. The Company competes for a share of the distributor's attention, time and selling efforts. In retail establishments, the Company competes for shelf and tap space. From a consumer perspective, competition exists for brand acceptance and loyalty. The principal factors of competition in the Better Beer segment of the beer industry include product quality and taste, brand advertising, trade and consumer promotions, pricing, packaging, the development of new products, and perceived nutritional content.

The Company distributes its products through independent distributors who may also distribute competitors' products. In recent years, certain brewers have introduced new contracts with their distributors. Such contracts impose requirements on distributors that are intended to maximize the wholesalers' attention, time and selling efforts on that brewer's products. These new contracts generally result in increased competition among brewers as the contracts may affect the manner in which a distributor allocates selling effort and investment to the brands included in its portfolio. The Company closely monitors these and other trends in its distributor network and develops programs and tactics intended to best position its products in the market.

The Company has certain competitive advantages over the regional craft brewers, as the Company's contract brewing strategy provides greater flexibility, higher quality and lower initial capital costs, freeing up capital for other uses. In addition, use of contract brewers allows the Company's beer to be brewed closer to major markets around the country, providing fresher beer to customers and affording lower transportation costs. The Company also believes that the Cincinnati Brewery complements its strategy of contract brewing while providing added flexibility of production. Additionally, the Company believes it has competitive advantages over imported beers, including lower transportation costs, higher product quality, a lack of import charges, and superior product freshness.

Alcoholic Beverage Regulation and Taxation

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. The Company's operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure by the Company to comply with applicable federal, state, or local laws and regulations could result in penalties, fees, suspension, or revocation of permits, licenses, or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

Under a federal regulation issued in late 2004, a reformulation of most flavored malt beverage products will be required so that, by the end of 2005, a greater proportion of the final alcohol content must be a product of brewing. The reformulation may affect the Company's Twisted Tea® product line potentially in a number of ways: revenue, cost of goods, taste profile, consumer acceptance, future growth and profit potential, among others. Twisted Tea® products account for less than ten percent of the Company's sales volume. The Company is evaluating alternatives for addressing the new regulation and currently believes that the requirement can be met without adversely affecting the taste profile of the products. The exact capital and operating costs of complying with this requirement are still being evaluated, as well as the potential impact on the taste profile resulting from the reformulation of the product.

Licenses and Permits

The Company, through its wholly-owned subsidiary, Boston Beer Corporation, produces and sells its alcoholic beverages to distributors pursuant to a federal wholesaler's basic permit, a federal brewer's notice and a federal winery registration. Brewery and wholesale operations require various federal, state, and local licenses, permits, and approvals. In addition, some states prohibit any supplier, such as the Company, and/or wholesaler from holding an interest in any retailer. Violation of such regulations can result in the loss or revocation of existing licenses by the wholesaler, retailer, and/or the supplier. The loss or revocation of any existing licenses, permits, or approvals, and/or failure to obtain any additional or new licenses, could have a material adverse effect on the ability of the Company to conduct its business.

At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department ("TTB"), administers and enforces the federal laws and tax code provisions related to the production and taxation of alcohol products. Brewers are required to file an amended notice with the TTB in the event of a material change in the production process, production equipment, brewery's location, brewery's management, or a material change in the brewery's ownership. The TTB permits and registrations can be suspended, revoked, or otherwise adversely affected for failure to pay tax, keep proper accounts, pay fees, bond premises, abide by federal alcoholic beverage production and distribution regulations, and to notify the TTB of any change. Permits, licenses, and approvals from state regulatory agencies can be revoked for many of the same reasons. The Company's operations are subject to audit and inspection by the TTB at any time.

At the state and local level, some jurisdictions merely require notice of any material change in the operations, management, or ownership of the permit or licensee. Some jurisdictions require advance approvals and require that new licenses, permits, or approvals must be applied for and obtained in the event of a change in the management or ownership of the permit or licensee. State and local laws and regulations governing the sale of malt beverages and cider within a particular state by an out-of-state brewer or wholesaler vary from locale to locale.

Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Company has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for it to conduct business within its jurisdiction. There can be no assurance that any such regulatory action would not have a material adverse effect upon the Company or its operating results. The Company is not aware of any infraction of any of its licenses or permits which would materially impact its operations.

Taxation

The federal government and all of the states levy excise taxes on alcoholic beverages, including beer. For brewers producing no more than 2.0 million barrels of malt beverages per calendar year, the federal excise tax is $7.00 per barrel on the first 60,000 barrels of malt beverages removed for consumption or sale during a calendar year, and $18.00 per barrel for each barrel in excess of 60,000. For brewers producing more than 2.0 million barrels of malt beverages for domestic consumption in a calendar year, the federal excise tax is $18.00 per barrel. The Company has been able to take advantage of this reduced tax on the first 60,000 barrels of its malt beverages produced. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. The determination of who is responsible, the Company or the distributor, to bear the liability of these taxes varies by state. Twisted Tea® is classified as a beer and is taxed accordingly. In addition, the federal government and each of the states levy taxes on hard cider. The federal excise tax rate on qualifying hard cider is $7.00 per barrel.

Federal and state legislators routinely consider various proposals to impose additional excise taxes on the production and distribution of alcoholic beverages, including beer and hard cider. Further increases in excise taxes on beer and/or hard cider, if enacted, could result in a general reduction in sales for the affected products or in the profit realized from the sales of affected products.

Trademarks

The Company has obtained United States Trademark Registrations for several trademarks, including Samuel Adams®, Sam Adams®, the design logo of Samuel Adams®, Samuel Adams Boston Lager®, Samuel Adams Cherry Wheat®, Triple Bock®, Sam Adams Light®, Twisted Tea® and HardCore®. The Samuel Adams® trademark and the Samuel Adams Boston Lager® trademark (including the design logo of Samuel Adams) and other Company trademarks are also registered or registration is pending in various foreign countries. The Company regards its "Samuel Adams" family of trademarks and other trademarks as having substantial value and as being an important factor in the marketing of its products. The Company is not aware of any trademark infringements that could materially affect its current business or any prior claim to the trademarks that would prevent the Company from using such trademarks in its business. The Company's policy is to pursue registration of its marks whenever appropriate and to vigorously oppose any infringements of its marks.

Environmental Regulations and Operating Considerations

The Company's operations are subject to a variety of extensive and changing federal, state, and local environmental laws, regulations, and ordinances that govern activities or operations that may have adverse effects on human health or the environment. Such laws, regulations, or ordinances may impose liability for the cost of remediation, and for certain damages resulting from, sites of past releases of hazardous materials. The Company believes that it currently conducts, and in the past has conducted, its activities and operations in substantial compliance with applicable environmental laws, and believes that any costs arising from existing environmental laws will not have a material adverse effect on the Company's financial condition or results of operations. However, there can be no assurance that environmental laws will not become more stringent in the future or that the Company will not incur costs in the future in order to comply with such laws.

The Company's operations are subject to certain hazards and liability risks faced by all producers of alcoholic beverages, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. The occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality, as well as give rise to product liability claims. The Company and its contract brewers maintain insurance which the Company believes is sufficient to cover any product liability claims which might result from a contamination or other product liability with respect to its products.

As part of its efforts to be environmentally friendly, the Company has reused its glass bottles returned from certain states that have bottle deposit bills. The Company believes that it benefits economically from washing and reusing these bottles which result in a lower cost than purchasing new glass, and that it benefits the environment by the reduction in landfill usage, the reduction of usage of raw materials, and the lower utility costs for reusing bottles versus producing new bottles. The economics of using recycled glass varies based on the cost of collection, sorting and handling, and may be affected by local regulation, retailer, distributor and glass dealer behavior. There is no guarantee that the current economics of using returned glass will continue, nor that the company will continue to do so.

Employees

During 2004, the Company employed approximately 370 people, of which approximately 66 at the Cincinnati Brewery were covered by collective bargaining agreements. The representation involves three labor unions, all of whose contracts were successfully renegotiated in 2002 and extended for an additional five years. The Company believes it maintains a good working relationship with all three labor unions and has no reason to believe that the good working relationship will not continue. The Company has experienced no work stoppages, or threatened work stoppages, and believes that its employee relations are good.

Other

The Company submitted the Section 12(a) CEO Certification to the New York Stock Exchange in accordance with the requirements of Section 303A of the NYSE Listed Company Manual. This Annual Report on Form 10-K contains at Exhibits 31.1 and 31.2 the certifications of the Chief Executive Officer and the Chief Financial Officer, respectively, in accordance with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. The Company makes available free of charge copies of its Annual Report on Form 10-K, as well as other reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, via the Internet at www.bostonbeer.com, or upon written request to Investor Relations, The Boston Beer Company, Inc., 75 Arlington Street, Boston, Massachusetts 02116.

Item 2. ***Properties***

The Company maintains its principal corporate offices and a brewery in Boston, Massachusetts, a brewery in Cincinnati, Ohio, and two sales offices in California. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available on commercially acceptable terms as required.

Item 3. ***Legal Proceedings***

Two complaints against many producers of alcoholic beverages, including the Company, were filed in Ohio during the second quarter 2004 relating to advertising practices and underage consumption. The Company believes that in February 2005, similar complaints were filed in New York and in Wisconsin, each naming substantially the same defendants, including the Company. The suits allege that each defendant intentionally marketed its products to children and underage consumers and seeks an injunction and unspecified money damages on behalf of an undefined class of parents and guardians. These actions are in their earliest stages. The Company intends to vigorously defend this litigation, but it is not possible at this time to determine the impact on the Company.

In November 2004, Royal Insurance Company of America and its affiliate ("RICA"), the Company's liability insurer during most of the period covered by the above-referenced complaints, filed a complaint for declaratory judgment in Ohio seeking the court's declaration that RICA owes no duty to defend or indemnify the Company in the underlying actions. While the Company believes it is entitled to reimbursement of its defense costs and indemnification, it is not able to predict at this time the ultimate outcome of this dispute.

The Company is not a party to any other pending or threatened litigation, the outcome of which would be expected to have a material adverse effect upon its financial condition or its results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

On October 19, 2004, the sole Class B Stockholder voted to amend the Company's Non-Employee Director Stock Option Plan to increase the number of shares of Class A Common Stock issuable under the Plan by 150,000 shares to a total of 350,000 shares. In addition, on such date, the Class B Stockholder voted to amend the Company's Employee Equity Incentive Plan to change the eligible compensation of a participating employee in the Investment Share Program of the Plan from ten percent (10%) of an Eligible Employee's W-2 earnings to ten percent (10%) of an Eligible Employee's regular annual salary and bonus paid in the prior year, but excluding income to such employee resulting from the exercise of options issued or investment shares purchased under the Plan.

There were no matters submitted to a vote of the holders of Class A Common Stock of the Company during the fourth quarter ended December 25, 2004.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's Class A Common Stock is listed for trading on the New York Stock Exchange. The Company's NYSE symbol is SAM. For the fiscal periods indicated, the high and low per share sales prices for the Class A Common Stock of The Boston Beer Company, Inc. as reported on the New York Stock Exchange-Composite Transaction Reporting System were as follows:

Fiscal 2004	High	Low
First Quarter	$19.49	$16.40
Second Quarter	$20.99	$17.75
Third Quarter	$27.95	$19.55
Fourth Quarter	$25.99	$20.52
Fiscal 2003	**High**	**Low**
First Quarter	$15.30	$11.56
Second Quarter	$15.13	$10.10
Third Quarter	$16.22	$13.70
Fourth Quarter	$18.98	$15.85

There were 15,721 holders of record of the Company's Class A Common Stock as of March 8, 2005. Excluded in the number of stockholders of record are stockholders who hold shares in "nominee" or "street" name. The closing price per share of the Company's Class A Common Stock as of March 8, 2005 as reported under the New York Stock Exchange-Composite Transaction Reporting System, was $24.19.

Class A Common Stock

There were 22,700,000 shares authorized of Class A Common Stock with a par value of $.01, of which 10,088,869 were issued and outstanding at December 25, 2004. The Class A Common Stock has no voting rights, except (1) as required by law, (2) for the election of Class A Directors, and (3) that the approval of the holders of the Class A Common Stock is required for certain (a) future authorizations or issuances of additional securities which have rights senior to Class A Common Stock, (b) alterations of rights or terms of the Class A or Class B Common Stock as set forth in the Articles of Organization of the Company, (c) other amendments of the Articles of Organization of the Company, (d) mergers or consolidations with, or acquisitions of, other entities, and (e) sales or dispositions of any significant portion of the Company's assets.

Class B Common Stock

There were 4,200,000 shares authorized of Class B Common Stock with a par value of $.01, of which 4,107,355 shares were issued and outstanding at December 25, 2004. The Class B Common Stock has full voting rights, including the right to (1) elect a majority of the members of the Company's Board of Directors and (2) approve all (a) amendments to the Company's Articles of Organization, (b) mergers or consolidations with, or acquisitions of, other entities, and (c) sales or dispositions of any significant portion of the Company's assets. The Company's Class B Common Stock is not listed for trading. Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock, upon request of any Class B holder.

As of March 8, 2005, James Koch was the sole holder of record of all the Company's Class B Common Stock issued and outstanding.

The holders of the Class A and Class B Common Stock are entitled to dividends, on a share-for-share basis, only if and when declared by the Board of Directors of the Company out of funds legally available for payment thereof. Since its inception, the Company has not paid dividends and does not currently anticipate paying dividends on its Class A or Class B Common Stock in the foreseeable future. It should be further noted that under the terms of the existing credit agreement dated July 1, 2002, the Company is prohibited from paying dividends.

Item 6. *Selected Financial Data*

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended				
	Dec. 25 2004	Dec. 27 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
	(In thousands, except per share data)				
Income Statement Data:					
Revenue	$239,680	$230,103	$238,335	$207,218	$212,105
Less excise taxes	22,472	22,158	22,980	20,435	21,551
Net revenue	217,208	207,945	215,355	186,783	190,554
Cost of goods sold	87,973	85,606	88,367	81,693	84,057
Gross Profit	129,235	122,339	126,988	105,090	106,497
Advertising, promotional and selling expenses	94,913	91,841	100,734	80,124	77,838
General and administrative	14,837	14,628	14,586	13,483	12,079
Total operating expenses	109,750	106,469	115,320	93,607	89,917
Operating income	19,485	15,870	11,668	11,483	16,580
Other income net	593	1,104	2,423	1,734	2,470
Income before provision for income taxes	20,078	16,974	14,091	13,217	19,050
Provision for income taxes	7,576	6,416	5,538	5,384	7,811
Net income	$ 12,502	$ 10,558	$ 8,553	$ 7,833	$ 11,239
Earnings per share — basic	$ 0.89	$ 0.72	$ 0.53	$ 0.48	$ 0.62
Earnings per share — diluted	$ 0.86	$ 0.70	$ 0.52	$ 0.47	$ 0.62
Weighted average shares outstanding — basic	14,126	14,723	16,083	16,413	18,056
Weighted average shares outstanding — diluted	14,518	15,000	16,407	16,590	18,109
Balance Sheet Data:					
Working capital	$ 61,530	$ 45,920	$ 58,666	$ 56,074	$ 47,961
Total assets	$107,462	$ 87,354	$106,806	$107,495	$ 98,602
Total long term-obligations	$ 2,854	$ 2,931	$ 3,103	$ 4,919	$ 4,467
Total stockholders' equity	$ 78,370	$ 62,524	$ 78,832	$ 78,179	$ 73,689
Statistical Data:					
Barrels sold	1,267	1,236	1,286	1,165	1,241
Net revenue per barrel	$ 171	$ 168	$ 167	$ 160	$ 154
Employees	363	368	363	363	355
Net revenue per employee	$ 598	$ 565	$ 593	$ 515	$ 536

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Introduction and Outlook

The Boston Beer Company is engaged in the business of brewing and selling malt beverages and cider products primarily in the domestic market and, to a lesser extent, in selected international markets. The Company's revenues are derived by selling its products to distributors, who in turn sell the product through to retailers and consumers.

The "Better Beer" category, which includes imported beers, regional craft beers and the Company's beer products, has seen high single-digit compounded annual growth over the past ten years. Defining factors for Better Beer include superior quality, image and taste, supported by appropriate pricing. The Company believes that while Better Beer growth slowed in 2004 to mid single-digits, the category continues to maintain share and comprises approximately 15% of domestic beer consumption. Light beer, including "low-carbohydrate" beers, also maintained its domestic share in 2004, and currently comprises approximately 46% of all domestic beer consumption. The Company believes that there is significant opportunity to gain market share in the Better Beer category.

Shipments to date and orders in-hand suggest that shipments for the first quarter will be up approximately 5.0% as compared to shipments in the first quarter 2004. The anticipated increase is primarily due to expected increases in Samuel Adams® Brewmasters' Collection and Samuel Adams® Seasonals.

The Company currently expects earnings per share for the full year 2005 of between $0.94 to $1.00. This estimate is prior to the effect of adoption of Statement of Financial Accounting Standards No. 123R, which the Company currently estimates will reduce earnings per share for the full year between $0.05 and $0.07 in 2005. This impact of the options is based on models still in development and current options issued, and the final charge could vary from this estimate. The Company expects earnings per share growth to be driven by continued volume increases and price increases of approximately 2% planned for the first quarter, offset somewhat by increases in brand support in advertising, promotional and selling expenses of between $4.0 million to $7.0 million and normal inflationary production and general and administrative expense increases. In 2005, total advertising, promotional and selling expenditures currently anticipated may be adjusted as deemed necessary for the benefit of the Company's long term volume growth. Factors that may impact spending decisions include but are not limited to future results of advertising campaign testing and future volume trends which may also be indicative of the effectiveness of certain advertising campaigns. The Company announced in January 2005 that its 200,000-barrel production expansion project at the Company's Cincinnati brewery will cost approximately $6.5 million, which is expected to realize reduced production cost of approximately $300,000 to $400,000 in 2005 and $1.0 to $1.2 million annually thereafter, as well as providing the ability to supply approximately two thirds of the Company's volume in the traditional small batch brewery. Full year 2005 capital expenditures, including the Cincinnati expansion, are expected to approximate $9.0 million to $12.0 million. The Company continues to look for attractive projects that utilize its capital in support of its brand and brewing strategies, while providing a suitable return for investors.

The Company earned $12.5 million in net income or $0.86 per diluted share for the twelve months ending December 25, 2004 versus net income of $10.6 million and $0.70 per diluted share earned during 2003 and net income of $8.6 million and $0.52 per diluted share earned during 2002.

Earnings may be affected by any number of matters including, but not limited to: a) volume trends in the Better Beer category generally or that affect the Samuel Adams® brand specifically; b) a strategic decision to make additional investments in marketing and advertising programs that management believes will benefit long term volume growth; and c) events which may occur not presently known to management or within management's control which could affect earnings.

The Company continually evaluates the best way to utilize its cash balances, and absent significant capital needs for its production strategy, expects to continue the stock repurchase program within the parameters authorized by the Board of Directors. The Company continually evaluates the tradeoffs between the stock repurchase program and alternative uses of its cash, such as dividends or acquisitions. The Company produces nearly half of its product at its own brewery in Cincinnati, Ohio, and upon the completion of its planned expansion will produce approximately two thirds of its volume, with the remainder at contract brewing locations.

Results of Operations

Boston Beer's flagship product is Samuel Adams Boston Lager®. For purposes of this discussion, Boston Beer's "core brands" include all products sold under the Samuel Adams®, Sam Adams®, Twisted Tea®

and HardCore® trademarks. "Core brands" do not include the products brewed at the Cincinnati Brewery under contract arrangements for third parties. Volume produced under contract arrangements is referred to below as "non-core products."

The following table sets forth certain items included in the Company's consolidated statements of income as a percentage of net revenue:

	Years Ended		
	December 25, 2004	December 27, 2003	December 28, 2002
	Percentage of Net Revenue		
Barrels Sold (in thousands)	1,267	1,236	1,286
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	40.5%	41.2%	41.0%
Gross profit	59.5%	58.8%	59.0%
Advertising, promotional and selling expenses	43.7%	44.2%	46.8%
General and administrative expenses	6.8%	7.0%	6.8%
Total operating expenses	50.5%	51.2%	53.6%
Operating income	9.0%	7.6%	5.4%
Interest income, net	0.4%	0.6%	0.5%
Other (expense) income, net	(0.1)%	0.0%	0.6%
Income before provision for income taxes	9.3%	8.2%	6.5%
Provision for income taxes	3.5%	3.1%	2.5%
Net income	5.8%	5.1%	4.0%

Year Ended December 25, 2004 Compared to Year Ended December 27, 2003

Net revenue. Net revenue increased by $9.3 million or 4.5% to $217.2 million for the year ended December 25, 2004 as compared to $207.9 million for the year ended December 27, 2003, due to a 2.5% increase in shipment volume, as well as a 1.9% increase in net revenue per barrel.

Volume. Volume increased by 31,000 barrels or 2.5% to 1,267,000 barrels for the year ended December 25, 2004 as compared to 1,236,000 barrels for the year ended December 27, 2003. Core brand volume increased by 2.4% to 1,258,000 barrels for the year ended December 25, 2004 from 1,229,000 barrels for the year ended December 27, 2003. The increase in core brands was primarily due to increases in Samuel Adams Boston Lager®, Samuel Adams® Octoberfest, Samuel Adams® Summer Ale, Samuel Adams® Winter Lager, Samuel Adams® Brewmaster's Collection and Twisted Tea® Brands throughout the year. This was partially offset by decreases in Sam Adams Light® during 2004.

Net selling price. The selling price per barrel increased by approximately 1.9% to $171.43 per barrel for the year ended December 25, 2004, as compared to $168.24 for the year ended December 27, 2003. This increase was primarily due to normal price increases and product mix.

Significant changes in the packaging mix could have a material effect on net revenue. The Company packages its core brands in kegs and bottles. Assuming the same level of production, a shift in the mix from bottles to kegs would effectively decrease revenue per barrel, as the price per equivalent barrel is lower for kegs than for bottles. The percentage of kegs to total shipments remained unchanged in core brands at 27.9% of total shipments for the year ended December 25, 2004 as compared to the prior year.

Gross profit. Gross profit was $102.00 per barrel or 59.5% as a percentage of net revenue for the year ended December 25, 2004, as compared to $98.98 or 58.8% for the year ended December 27, 2003. This change was primarily due to price increases and improved operating efficiencies, partially offset by higher raw material costs.

Cost of goods sold, as a percentage of net revenue, decreased to 40.5% in 2004, from 41.2% in the prior year. The Company recorded a $1.5 million charge in the fourth quarter of 2003 related to securing long-term production alternatives in the event of an unfavorable outcome relating to the arbitration proceedings with Miller Brewing Company. Lower amortization expense related to the Rochester, NY brewery contract also impacted cost of goods sold favorably in 2004. Offsetting this was the $1.9 million impact on the cost of goods sold due to an increase in year over year shipments, as well as inflationary increases for materials and production services relating to cost of goods sold.

The Company includes freight charges related to the movement of finished goods from manufacturing locations to distributor locations in its advertising, promotional and selling expense line item. As such, the Company's gross margins may not be comparable to other entities that classify costs related to distribution differently.

Advertising, promotional and selling. Advertising, promotional and selling expenses increased by $3.1 million or 3.3% to $94.9 million for the year ended December 25, 2004, as compared to the prior year. Advertising, promotional and selling expenses were 43.7% as a percentage of net revenue, or $74.91 per barrel for the year ended December 25, 2004 as compared to 44.2% as a percentage of net revenue or $74.31 per barrel for the year ended December 27, 2003. The increase was primarily due to increases in promotional activities, advertising costs and freight costs for delivering products to customers, offset by higher costs in 2003 for new tap handles and glassware. The Company is committed to growing the entire Samuel Adams® brand family and will invest in advertising and promotional campaigns that are proven successful.

General and administrative. General and administrative expenses of $14.8 million in 2004 were essentially unchanged from the prior year. Normal wage and benefit increases and increases in accounting and audit fees related to the implementation of section 404 of the Sarbanes-Oxley Act were offset by lower insurance and legal expenses.

Interest income, net. Interest income of $0.8 million for the year ended December 25, 2004 was $0.2 million lower than the prior year primarily due to a shift in portfolio mix to short-term instruments and lower interest rates.

Other income, net. Other income, net decreased by $0.3 million for the year ended December 25, 2004 as compared to the prior year, primarily due to a realized loss in 2004 generated from the sale of short-term tax exempt investment securities.

Provision for income taxes. The Company's effective tax rate remained unchanged for the year ended December 25, 2004 at 37.8%.

Year Ended December 27, 2003 Compared to Year Ended December 28, 2002

Net revenue. Net revenue decreased by $7.4 million or 3.4% to $207.9 million for the year ended December 27, 2003 as compared to $215.4 million for the year ended December 28, 2002, due to a 3.9% decline in shipment volume, partially offset by a .5% increase in net revenue per barrel.

Volume. Volume decreased by 50,000 barrels or 3.9% to 1,236,000 barrels for the year ended December 27, 2003 as compared to 1,286,000 barrels for the year ended December 28, 2002. Core brands decreased by 4.0% to 1,229,000 barrels for the year ended December 27, 2003 from 1,281,000 barrels for the year ended December 28, 2002. The decrease in core brands was primarily due to a decline in Samuel Adams Boston Lager® during the first half of 2003 and declines in Samuel Adams® Brewmaster's Collection throughout the year, offset by increases in Sam Adams Light® and Twisted Tea® brands. Additional volume was provided in 2003 by a full year of Sam Adams Light® distribution after the Company completed its national rollout during 2002. In April 2003, the Company began re-focusing its resources on Samuel Adams Boston Lager® and the entire brand family, which led to an improvement in volume trends for Lager and Seasonal brands during the second half of the year.

Negatively impacting the Company's shipment volume for the year ended December 27, 2003 as compared to the same period 2002 was the unwinding of an inventory build that occurred at the wholesaler level during 2002 when Sam Adams Light® was first rolled out. Wholesalers reduced their inventory levels by approximately 35,000 barrels during the fourth quarter 2003, reducing inventory to more balanced levels.

Net selling price. The selling price per barrel increased by approximately 0.5% to $168.24 per barrel for the year ended December 27, 2003, as compared to $167.46 for the year ended December 28, 2002. This increase was primarily due to normal price increases and was partially offset by a shift in the packaging mix, from bottles to kegs.

Significant changes in the packaging mix could have a material effect on net revenue. The Company packages its core brands in kegs and bottles. Assuming the same level of production, a shift in the mix from bottles to kegs would effectively decrease revenue per barrel, as the price per equivalent barrel is lower for kegs than for bottles. The percentage of kegs to total shipments increased in core brands to 27.9% of total shipments for the year ended December 27, 2003 from 27.0% of total shipments for the year ended December 28, 2002.

Gross profit. Gross profit was $98.98 per barrel or 58.8% as a percentage of net revenue for the year ended December 27, 2003, as compared to $98.75 or 59.0% for the year ended December 28, 2002. This change was primarily due to an increase in cost of goods sold and a shift in the package mix, partially offset by price increases.

Cost of goods sold, as a percentage of net revenue, increased to 41.2% in 2003, from 41.0% in the prior year. The Company recorded a $1.5 million charge in the fourth quarter of 2003 related to securing long-term production alternatives in the event of an unfavorable outcome relating to the arbitration with Miller Brewing Company. On October 28, 2003, the arbitrators issued a decision that Miller was not entitled to early termination of its production agreement with the Company, and thus, the Company, no longer needing the backup, expensed the costs incurred in establishing those alternatives. Excluding the effect of such charge, gross profit and cost of goods sold were 59.6% and 40.4%, as a percentage of net revenue, respectively. The decline in cost of goods sold as a percentage of net revenue, excluding the $1.5 million charge was due to cost savings related to reusing glass bottles as well as a decrease in depreciation expense, and the price increases referred to above were offset by inflationary increases for materials and production services relating to cost of goods sold.

Advertising, promotional and selling. Advertising, promotional and selling expenses decreased by $8.9 million or 8.8% to $91.8 million for the year ended December 27, 2003, as compared to the prior year. Advertising, promotional and selling expenses were 44.2% as a percentage of net revenue, or $74.31 per barrel for the year ended December 27, 2003 as compared to 46.8% as a percentage of net revenue or $78.33 per barrel for the year ended December 28, 2002. The decrease was primarily due to significant investments in advertising and promotional expenditures incurred in 2002 related to the national roll out of Sam Adams Light®. The Company is committed to growing the entire Samuel Adams® brand family and will invest in advertising and promotional campaigns that are proven successful. The Company plans to continue its investment in the current Samuel Adams Boston Lager® campaign that it began in April 2003 and it recently began a national print and outdoor campaign in support of Sam Adams Light®. The Company is focused on developing an effective advertising campaign for Sam Adams Light® that will foster long-term growth.

General and administrative. General and administrative expenses of $14.7 million in 2003 were essentially unchanged from the prior year. The Company incurred significant expenditures during the third quarter 2003 related to legal fees in connection with arbitration with Miller Brewing Company. Miller reimbursed the Company for a majority of these expenditures in the fourth quarter 2003 as required by the decision rendered by the arbitrators in October 2003, offsetting the increases that were previously incurred. The Company does not anticipate incurring additional expenditures related to this arbitration.

Interest income, net. Interest income of $1.1 million for the year ended December 27, 2003 was unchanged as compared to the prior year.

Other income, net. Other income, net decreased by $1.3 million for the year ended December 27, 2003 as compared to the prior year, primarily due to a realized gain in 2002 generated from the sale of a stock that the Company received from the demutualization of a third-party insurance provider. The Company does not anticipate similar gains in the future.

Provision for income taxes. The Company's effective tax rate decreased to 37.8% for the year ended December 27, 2003 from 39.3% for the year ended December 28, 2002. As compared to the prior year, the effective tax rate declined 1.5 percentage points due to the Company shifting a significant portion of its investments from taxable to tax-exempt instruments, as well as a reorganization of its corporate structure.

Liquidity and Capital Resources

Cash and cash equivalents increased to $35.8 million for the year ended December 25, 2004 from $27.8 million as of December 27, 2003, primarily due to cash flows provided by operating activities, partially offset by cash used in investing activities to purchase securities and fixed assets. Cash flows provided by operating activities were $19.3 million and $20.3 million as of December 25, 2004 and December 27, 2003, respectively. The change in cash provided by operating activities was primarily due to a $10.1 million decline in accounts receivable over the past two fiscal years and a $2.1 million decline in the past year in depreciation and amortization expense, offset by an increase in accounts payable of $6.0 million, an increase in other current assets of $3.0 million and an increase in net income of $1.9 million during 2004 as compared to the prior year. The decline in cash related to accounts receivable was primarily due to a change in customer receivable terms in late 2003 and the decline in depreciation and amortization was due to higher expense in 2003 in connection with the amortization of the High Falls Brewery contract. These decreases were partially offset by an increase in accounts payable due to timing, an increase from other current assets due to the utilization of the tax receivable balance, and an increase in net income over the prior year.

Cash flows from financing activities changed due to the fact that in 2003, $29.8 million was utilized by the Company to purchase treasury stock. No treasury stock was repurchased in 2004. As of March 8, 2005, there were $5.2 million remaining under the $80 million expenditure authorization by the Board of Directors related to the Stock Repurchase Program. From the inception of the Stock Repurchase Program through March 8, 2005, the Company has repurchased a total of 7.1 million shares of Class A Common Stock for an aggregate purchase price of $74.8 million. The Company continually evaluates the best way to utilize its cash balances, and absent significant capital needs for its production strategy, expects to continue the stock repurchase program within the parameters authorized by the Board of Directors.

During 2004, the Company was primarily invested in high-grade taxable and tax-exempt money market funds, high-grade, short-term and limited-term taxable and tax-exempt bond funds, and high grade Municipal Auction Rate Securities with geographic diversification and short term maturities. The objective is to preserve principal, maintain liquidity, optimize return on investment and minimize fees, transaction costs and expenses associated with the selection and management of the investment securities.

The Company utilized $4.6 million for the purchase of capital equipment during the year ended December 25, 2004 as compared to $1.7 million during the prior year. Purchases of capital equipment during 2004 primarily consisted of kegs, machinery and computer equipment. In 2005, the Company plans to spend in the range of $8.0 to $10.0 million on capital expenditures for investment in kegs, production efficiencies and information systems. This estimate includes approximately $6.5 million that the Company anticipates spending on an expansion project at its Cincinnati Brewery in 2005.

With working capital of $61.5 million and $20.0 million in unused credit facilities as of December 25, 2004, the Company believes that its cash flows from operations and existing resources should be sufficient to meet the Company's short-term and long-term operating and capital requirements. The Company's $20.0 million credit facility expires on March 31, 2007. The Company was not in violation of any of its covenants to the lender under the credit facility and there were no amounts outstanding under the credit facility as of the date of this filing.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These items are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

Inventory Reserves

The excess hops inventory reserve accounts for a significant portion of the inventory obsolescence reserve. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted usage requirements. The computation of the excess hop inventory and purchase commitment reserve is based on the age of the hops on-hand and requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs, and supply, among others. The Company will continue to manage hop inventory and contract levels as necessary. The current levels are deemed adequate, based upon foreseeable future brewing requirements. Actual hops usage and needs may differ materially from management's estimates.

Promotional Activities Accrual

Throughout the year, the Company's sales force engages in numerous promotional activities. In connection with its preparation of financial statements and other financial reporting, management is required to make certain estimates and assumptions regarding the amount and timing of expenditures resulting from these activities. Actual expenditures incurred could differ from management's estimates and assumptions.

Distributor Promotional Discount Allowance

The Company enters into promotional discount agreements with its various wholesalers for certain periods of time. The agreed-upon discount rates are applied to the wholesalers' sales to retailers in order to determine the total discounted amount. The computation of the discount accrual requires that management make certain estimates and assumptions that affect the reported amounts of related assets at the date of the financial statements and the reported amounts of revenue during the reporting period. Actual promotional discounts owed and paid could differ from the estimated accrual.

Stale Beer Accrual

In certain circumstances and with the Company's approval, the Company accepts and destroys stale beer that is returned by distributors. The Company has historically credited approximately fifty percent of the distributor's cost on the beer that has passed its expiration date for freshness when it is returned to the Company or destroyed. The Company establishes an accrual based upon two factors. The first factor considers actual prior months' return expense, which is applied to an estimated lag time for receipt of product and the processing of the credit to the distributor by the Company. The second factor is the Company's knowledge of specific return transactions. The actual stale beer expense incurred by the Company could differ from the estimated accrual.

Allowance for Deposits/First Fill Kegs

The Company purchases kegs from vendors and records these assets in property, plant and equipment. When the kegs are shipped to the distributors, a keg deposit is collected. This deposit is refunded to the distributors upon return of the kegs to the Company. The first fill allowance for deposits, a current liability, is estimated based on historical information and this computation requires that management make certain estimates and assumptions that affect the reported amounts of keg deposit liabilities at the date of the financial statements and the reported amounts of revenue during the reporting period. Actual keg deposit liability could differ from the estimates.

Business Environment

The alcoholic beverage industry is highly regulated at the federal, state and local levels. The Federal Treasury Department's Alcohol and Tax and Trade Bureau ("TTB") and the Justice Department's Bureau of Alcohol, Tobacco, Firearms and Explosives enforce laws under the Federal Alcohol Administration Act. The TTB is responsible for administering and enforcing excise tax laws that directly affect the Company's results of operations. State and regulatory authorities have the ability to suspend or revoke the Company's licenses and permits or impose substantial fines for violations. The Company has established strict policies, procedures and guidelines in efforts to ensure compliance with all applicable state and federal laws. However, the loss or revocation of any existing license or permit could have a material adverse effect on the Company's business, results of operations, cash flows and financial position.

The Better Beer category is highly competitive due to the recent gains in market share achieved by imported beers and the large number of regional craft and specialty brewers, with similar pricing and target consumers. The Company believes that this pricing is appropriate given the quality and reputation of its core brands, while realizing that economic pricing pressures may affect future pricing levels. Certain major domestic brewers have also developed niche brands to compete within the Better Beer category and have acquired interests in craft beers or importation rights to foreign brands. Import brewers and major domestic brewers are able to compete more aggressively than is the Company, as they have substantially greater resources, marketing strength and distribution networks than the Company. Although the domestic craft beer industry has recently experienced some consolidation, the Company anticipates competition to remain strong as brewers retrench and focus their marketing efforts on their key local markets and core brands. The Company also increasingly competes with wine and spirits companies, some of which have significantly greater resources than the Company. This competitive environment may affect the Company's overall performance within the Better Beer category. As the market matures and the Better Beer category continues to consolidate, the Company believes that companies that are well-positioned in terms of brand equity, marketing and distribution will have greater success than those who do not. With approximately 415 distributors nationwide and the Company's approximately 180 salespeople, a commitment to maintaining brand equity, and the quality of its beer, the Company believes it is well positioned to compete in a maturing market.

The Company operates with the strategy of both contract brewing, which utilizes the excess capacity of other breweries, and brewing at its own breweries. This strategy provides the Company with flexibility in addition to quality and cost advantages. The Company follows firm policies and procedures in selecting the appropriate brewery and monitoring the production process in order to ensure that quality and control standards are attained. As part of this strategy, the Company owns a brewery in Cincinnati, Ohio. In 2004, the Company brewed nearly half of the Company's products at the Cincinnati brewery and the remainder at non-Company-owned contract breweries. The Company believes that it will have adequate capacity for the production of its products for the foreseeable future, although the volumes at different breweries may change. The economics of this capacity may change as supply and demand for contract capacity changes. As the economics and availability of contract brewing capacity changes over time, the Company will continually evaluate the tradeoff between brewery ownership and contract brewing. Refer to "Brewing Strategy" under Part I, Item I.

The demand for the Company's products is subject to changes in consumers' tastes. A change in consumer tastes or in the demand for Better Beer products may affect the Company's future results of operations, cash flows and financial position. In response to a recent trend towards low carbohydrate diets, certain domestic brewers have also introduced and re-positioned beers that are low in carbohydrates, impacting the market share of certain beer products within the industry.

The Potential Impact of Known Facts, Commitments, Events and Uncertainties

Hops Purchase Commitments

The Company utilizes several varieties of hops in the production of its products. To ensure adequate supplies of these varieties, the Company enters into advance multi-year purchase commitments based on forecasted future hops requirements, among other factors.

During 2004, the Company entered into several hops future contracts in the normal course of business. The total value of the contracts entered into as of December 25, 2004, which are denominated in Euros, was $11.5 million. The Company has no forward exchange contracts in place as of December 25, 2004 and currently intends to purchase future hops using the exchange rate at the time of purchase. The contract agreements were deemed necessary in order to bring hops inventory levels and future contracts into balance with the Company's current brewing volume and hops usage forecasts. In addition, these new contracts enabled the Company to secure its position for future supply with hops vendors in the face of some competitive buying activity.

The computation of the excess inventory and purchase commitment reserve required management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may materially differ from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs as well as aged hops as determined by the Company's brewing department. The Company will continue to manage hops inventory and contract levels. The current levels are deemed adequate, based upon foreseeable future brewing requirements. However, changes in management's assumptions regarding future sales growth, product mix, and hops market conditions could result in future material losses.

Contractual Obligations

The following table presents contractual obligations as of December 25, 2004.

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)				
Advertising Commitments	$12,400	$11,975	$ 425	$ —	$—
Hops Purchase Commitments	11,546	4,165	6,922	459	—
Operating Leases	2,448	1,158	1,165	125	—
Other	872	556	316	—	—
Total Contractual Obligations	$27,266	$17,854	$8,828	$584	$—

The Company's outstanding purchase commitments related to advertising contracts of approximately $12.4 million at December 25, 2004 reflect amounts that are non-cancelable.

The Company has entered into contracts for the supply of a portion of its hops requirements. These purchase contracts, which extend through crop year 2008, specify both the quantities and prices, denominated in euros, to which the Company is committed. Amounts included in the above table are in United States dollars using the exchange rate as of December 25, 2004. The Company does not have any forward currency contracts in place and currently intends to purchase the committed hops in Euros using the exchange rate at the time of purchase. Purchases under these contracts for the year ended December 25, 2004 were approximately $4.0 million.

In the normal course of business, the Company enters into various production agreements with brewing companies. The Company is required to reimburse the supplier for all unused raw materials and beer products on termination of these production contract agreements. There were approximately $2.1 and $2.5 million of raw materials and beer products in process at the contract brewers for which the Company was liable as of the years ended December 25, 2004 and December 27, 2003, respectively. Additionally, the Company is obligated to meet annual volume requirements in conjunction with certain production agreements. During 2004, the Company met all existing minimum volume requirements in accordance with its production agreements, with the exception of one brewery location. The fees associated with this minimum volume requirement were not significant, and have been fully expensed in the Company's financial statements at December 25, 2004.

The Company's agreements with its contract breweries periodically require the Company to purchase fixed assets in support of brewery operations. At this time, there are no specific fixed asset purchases required under existing contracts during the next twelve months, but this could vary significantly should there be a change in the Company's brewing strategy or changes to existing production agreements or should the Company enter new production relationships or introduce new products.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company intends to implement the provisions of SFAS No. 123R in the third quarter 2005. See Note B to the financial statements included in Item 8.

In November 2004, the FASB issued Statement No. 151, *Inventory Costs,* an amendment of ARB No. 43, Chapter 4. Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of Statement 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement No. 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, *Application of FASB Statement No. 109 (SFAS 109), Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004* ("FSP 109-1"). FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 (AJCA) should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction, but will be a deduction from the annual federal tax liability calculated at the Company's effective rate. The Company is currently evaluating the effect that the adoption of FSP 109-1 will have on the Company's results of operations or financial position for fiscal year 2005.

Other Risks and Uncertainties

Changes in general economic conditions could result in numerous events that may have a material adverse effect on the Company's results of operations, cash flows and financial position. Numerous factors that could adversely affect the Company's operating income, cash flows and financial position, include, but are not limited to, (1) a slowing of the growth rate of the Better Beer category; (2) share-of-market erosion of Samuel Adams Boston Lager®, Sam Adams Light® and its Seasonal beers due to increased competition; (3) an unexpected decline in the brewing capacity available to the Company; (4) increased advertising and promotional expenditures that are not followed by higher sales volume; (5) higher-than-planned costs of operating the Cincinnati Brewery; (6) higher-than-planned costs of operating under contract arrangement at non-Company owned breweries; (7) increased freight costs resulting from changes in legislation, changes in fuel costs, or changes in the locations of available breweries; (8) changes in economics and feasibility of using recycled glass; (9) adverse fluctuations in raw material or packaging costs which cannot be passed along through increased prices; (10) market conditions affecting the Company's ability to buy or sell hops or cancel excess hops commitments; (11) poor weather conditions, resulting in an inadequate supply of agricultural raw materials; (12) adverse fluctuations in foreign currency exchange rates; (13) changes in control or ownership of the current distribution network which could lead to less support of the Company's products; (14) increases in the costs of distribution; and (15) increases in the costs associated with packaging materials due to uncontrollable changes in the bottle redemption process; (16) increases in federal and/or state beer excise tax; (17) introduction of new products by competitors that compete directly with the Company's products, or that diminish the importance of the Company's products to the retailers or distributors; (18) further limitations on advertising; (19) changes in consumer tastes, including a recent trend towards low carbohydrate diets and increased competition from wine and spirits companies.

The Company continues to brew its Samuel Adams Boston Lager® at each of its brewing facilities, but at any particular time may rely on only one supplier for its products other than Samuel Adams Boston Lager®. The Company believes that it has sufficient capacity options that would allow for a shift in production locations if necessary, although it is unable to quantify any additional costs, capital or operating, if any, that it might incur in securing access to such capacity.

In the event of a labor dispute, governmental action, a sudden closure of one of the contract breweries or other events that would prevent either the Cincinnati Brewery or any of the contract breweries from producing the Company's beer, management believes that it would be able to shift production between breweries so as to meet demand for its beer. In such event, however, the Company could experience temporary shortfalls in production and/or increased production or distribution costs, the combination of which could have a material adverse effect on the Company's results of operations, cash flows and financial position.

As the number of available contract breweries declines, the risks of the above disruption increases, and the structure of the brewery strategy of ownership versus contracting changes. The Company continually evaluates these factors and others in its evaluation of ownership versus contracting.

Historically, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternate sources available for the ingredients and packaging materials, there can be no assurance that the Company would be able to acquire such ingredients or packaging materials from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders. The loss of a supplier could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position until alternative supply arrangements were secured. Hops and malt are agricultural products and therefore many outside factors, including weather conditions, crop production, government regulations and legislation affecting agriculture, could affect both price and supply.

Forward-Looking Statements

In this Form 10-K and in other documents incorporated herein, as well as in oral statements made by the Company, statements that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed," and similar expressions, are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, results of operations, and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect future events or circumstances. Forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include the factors set forth below in addition to the other information set forth in this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the ordinary course of business, the Company is exposed to the impact of fluctuations in foreign exchange rates. The Company does not enter into derivatives or other market risk sensitive instruments for the purpose of speculation or for trading purposes. Market risk sensitive instruments include derivative financial instruments, other financial instruments, and derivative commodity instruments. Such instruments that are exposed to rate or price changes should be included in the sensitivity analysis disclosure. The Company does not enter into derivative commodity instruments (futures, forwards, swaps, options, etc.).

The Company enters into hops purchase contracts in foreign denominated currencies, as described above under *"Hops Purchase Commitments."* The purchase price changes as foreign exchange rates fluctuate. Currently, it is not the Company's policy to hedge against foreign currency fluctuations.

Sensitivity Analysis

The Company applies a sensitivity analysis to reflect the impact of a 10% hypothetical adverse change in the foreign currency rates. The estimated potential loss in pretax earnings from a potential adverse fluctuation in foreign currency exchange rates is approximately $1.2 million as of December 25, 2004 and as of December 27, 2003.

There are many economic factors that can affect volatility in foreign exchange rates. As such factors cannot be predicted, the actual impact on earnings due to an adverse change in the respective rates could vary substantially from the amounts calculated above.

As of December 25, 2004, the Company had no amounts outstanding under its current $20.0 million line of credit.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Boston Beer Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Boston Beer Company, Inc. and subsidiaries ("the Company") as of December 25, 2004 and December 27, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Boston Beer Company, Inc. and subsidiaries as of December 25, 2004 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 25, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 11, 2005

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 25, 2004	December 27, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 35,794	$ 27,792
Short-term investments	24,000	15,098
Accounts receivable, net of allowance for doubtful accounts of $597 and $450 as of December 25, 2004 and December 27, 2003, respectively	12,826	10,432
Inventories	12,561	9,890
Prepaid expenses	883	1,126
Deferred income taxes	1,474	1,177
Other current assets	230	2,304
Total current assets	87,768	67,819
Property, plant and equipment, net	17,222	17,059
Other assets	1,095	1,099
Goodwill	1,377	1,377
Total assets	$107,462	$ 87,354
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,744	$ 6,395
Accrued expenses	16,494	15,504
Total current liabilities	26,238	21,899
Deferred income taxes	2,085	2,191
Other long-term liabilities	769	740
Total liabilities	29,092	24,830
Stockholders' Equity:		
Class A Common Stock, $.01 par value; 22,700,000 shares authorized; 10,088,869 and 16,945,418 issued as of December 25, 2004 and December 27, 2003, respectively	101	169
Class B Common Stock, $.01 par value; 4,200,000 shares authorized; 4,107,355 issued and outstanding	41	41
Additional paid-in capital	66,157	62,517
Unearned compensation	(280)	(229)
Accumulated other comprehensive (loss) income	(203)	45
Retained earnings	12,554	74,758
Treasury stock, at cost; 7,102,467 shares as of December 27, 2003	—	(74,777)
Total stockholders' equity	78,370	62,524
Total liabilities and stockholders' equity	$107,462	$ 87,354

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Years Ended		
	December 25, 2004	December 27, 2003	December 28, 2002
Revenue	$239,680	$230,103	$238,335
Less excise taxes	22,472	22,158	22,980
Net revenue	217,208	207,945	215,355
Cost of goods sold	87,973	85,606	88,367
Gross profit	129,235	122,339	126,988
Operating expenses:			
Advertising, promotional and selling expenses	94,913	91,841	100,734
General and administrative expenses	14,837	14,628	14,586
Total operating expenses	109,750	106,469	115,320
Operating income	19,485	15,870	11,668
Other income, net:			
Interest income, net	840	1,085	1,119
Other (expense) income, net	(247)	19	1,304
Total other income, net	593	1,104	2,423
Income before provision for income taxes	20,078	16,974	14,091
Provision for income taxes	7,576	6,416	5,538
Net income	$ 12,502	$ 10,558	$ 8,553
Net income per common share — basic	$ 0.89	$ 0.72	$ 0.53
Net income per common share — diluted	$ 0.86	$ 0.70	$ 0.52
Weighted average number of common shares — basic	14,126	14,723	16,083
Weighted average number of common shares — diluted	14,518	15,000	16,407

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 25, 2004, December 27, 2003 and December 28, 2002
(In thousands)

	Class A Common Shares	Class A Common Stock	Class B Common Shares	Class B Common Stock	Treasury Shares	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance December 29, 2001	16,544	$165	4,107	$41	(4,328)	$57,610	$(212)	$ —	$ 55,647	$(35,072)	$ 78,179	
Net income									8,553		8,553	8,553
Stock options exercised, including tax benefit of $349	118	1				1,363					1,364	
Net purchases of investment shares	13					171	(46)				125	
Amortization of unearned compensation							69				69	
Purchase of treasury stock					(684)					(9,877)	(9,877)	
Minimum pension liability, net of tax of $82								(62)			(62)	(62)
Unrealized gain from available-for-sale securities								481			481	481
Total fiscal 2002 accumulated comprehensive income												$ 8,972
Balance December 28, 2002	16,675	$166	4,107	$41	(5,012)	$59,144	$(189)	$419	$ 64,200	$(44,949)	$ 78,832	
Net income									10,558		10,558	10,558
Stock options exercised, including tax benefit of $696	246	3				3,002					3,005	
Net purchases of investment shares	24					371	(125)				246	
Amortization of unearned compensation							85				85	
Purchase of treasury stock					(2,090)					(29,828)	(29,828)	
Minimum pension liability, net of tax of $13								(34)			(34)	(34)
Unrealized gain from available-for-sale securities								(340)			(340)	(340)
Total fiscal 2003 accumulated comprehensive income												$10,184
Balance December 27, 2003	16,945	$169	4,107	$41	(7,102)	$62,517	$(229)	$ 45	$ 74,758	$(74,777)	$ 62,524	
Net income									12,502		12,502	12,502
Stock options exercised, including tax benefit of $915	223	3				3,210					3,213	
Net purchases of investment shares	23					430	(172)				258	
Amortization of unearned compensation							121				121	
Treasury stock retirement		(71)							(74,706)	74,777	—	
Minimum pension liability, net of tax of $23								(107)			(107)	(107)
Unrealized gain from available-for-sale securities								(141)			(141)	(141)
Total fiscal 2004 accumulated comprehensive income												$12,254
Balance December 25, 2004	17,191	$101	4,107	$41	(7,102)	$66,157	$(280)	$203)	$ 12,554	$ —	$ 78,370	

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended		
	December 25, 2004	December 27, 2003	December 28, 2002
Cash flows from operating activities:			
Net income	$ 12,502	$ 10,558	$ 8,553
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	5,025	7,106	6,151
Realized loss (gain) on sale of short-term investments	229	(128)	(1,284)
(Gain) loss on disposal of fixed assets	(4)	102	206
Bad debt expense (recovery)	147	(113)	64
Stock compensation expense	121	85	69
Tax benefit from stock options exercised	915	696	349
Changes in assets and liabilities:			
Accounts receivable	(2,541)	7,514	1,325
Inventories	(2,671)	(1,548)	981
Prepaid expenses	243	158	(282)
Other current assets	1,588	(1,432)	(792)
Deferred income taxes	(449)	1,427	(763)
Other assets	(139)	(1,653)	(907)
Accounts payable	3,349	(2,602)	(2,204)
Accrued expenses	990	159	3,026
Other long-term liabilities	(32)	8	(323)
Net cash from operating activities	19,273	20,337	14,169
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,559)	(1,729)	(2,336)
Proceeds on disposal of property, plant and equipment	4	32	212
Maturities of held-to-maturity investments	—	—	11,059
Purchases of available-for-sale securities	(30,255)	(3,778)	(36,459)
Purchases of held-to-maturity securities	—	—	(9,027)
Proceeds from the sale of available-for-sale securities	20,983	20,470	5,021
Proceeds from the sale of trading security	—	—	1,263
Net cash (used in) from investing activities	(13,827)	14,995	(30,267)
Cash flows from financing activities:			
Purchase of treasury stock	—	(29,828)	(9,877)
Proceeds from exercise of stock options	2,298	1,447	665
Net proceeds from sale of investment shares	258	233	80
Net cash from (used in) financing activities	2,556	(28,148)	(9,132)
Change in cash and cash equivalents	8,002	7,184	(25,230)
Cash and cash equivalents at beginning of year	27,792	20,608	45,838
Cash and cash equivalents at end of year	$ 35,794	$ 27,792	$ 20,608
Supplemental disclosure of cash flow information:			
Interest paid	$ 53	$ 67	$ 67
Taxes paid	$ 5,202	$ 5,571	$ 3,864

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Organization and Basis of Presentation

The Boston Beer Company, Inc. and subsidiaries (the "Company") are engaged in the business of brewing and selling malt beverages and hard cider products throughout the United States and in selected international markets, under the trade names "The Boston Beer Company," "Twisted Tea Brewing Company" and "Hardcore Cider Company." The Company's Samuel Adams® beers and Sam Adams Light® are produced and sold under the trade name, The Boston Beer Company.

B. Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. The periods for 2004, 2003 and 2002 consisted of fifty-two weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand, as well as tax-exempt and taxable money market instruments that are highly liquid investments.

Short-Term Investments

The Company classifies its investments depending on the Company's intent and the nature of the investment. Available-for-sale securities are recorded at fair market value, with the change in fair market value during the period excluded from earnings and recorded, net of tax, as a component of other comprehensive income. Trading securities are recorded at fair market value, with the change in fair market value during the period included in earnings. Held to maturity securities are recorded at amortized cost, which approximates fair value. The Company has municipal auction rate securities included in short-term investments at December 25, 2004.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts that is based on historical trends, customer knowledge, any known disputes, and the aging of the accounts receivable balances combined with management's estimate of future potential recoverability, based upon our knowledge of customers' financial condition.

Inventories

Inventories, which consist principally of hops, bottles, and packaging, are stated at the lower of cost, determined on the first-in, first-out basis, or market. Package design costs are expensed as incurred.

The computation of the excess hops inventory and purchase commitment reserve requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs, and supply, among others. The Company manages inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs and aged hops as determined by the Company's brewmasters.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Expenditures for repairs and maintenance are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of operating income. Some of the Company's equipment is used by other brewing companies to produce the Company's products under contract (see Note I). Provision for depreciation is computed on the straight-line method based upon the estimated useful lives of the underlying assets as follows:

Kegs	5 years
Machinery and plant equipment	12 to 20 years, or the term of the production agreement, whichever is shorter
Office equipment and furniture	3 to 7 years
Leasehold improvements	5 years, or the term of the lease, whichever is shorter
Building	15-20 years

Goodwill

Goodwill represents the excess of the cost of the Company-owned Cincinnati Brewery over the fair value of the net assets acquired upon the completion of the acquisition of the brewery operations in November 2000. The Company performs an annual impairment analysis which indicated that the carrying value of goodwill was appropriate and no adjustment was required. The Company tests goodwill for impairment in the fourth quarter of every fiscal year.

Long-Lived Assets

The Company evaluates potential impairment of long-lived assets. Long-lived assets are recorded at cost. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the fixed assets exceeds its fair value.

In 2003, management identified equipment that was considered to be impaired. The net book value of the impaired assets was approximately $0.1 million and was properly charged to operating income in 2003. Management does not consider any other assets to be impaired as of December 25, 2004.

The Company, from time to time, enters into production agreements with other brewing companies. Occasionally, there are payments made upon entering into these agreements to secure brewing rights and capacity, and these payments are classified as assets and amortized over the life of the related agreement, which is two to seven years. As of December 25, 2004, management believes that there has not been any significant impairment of the Company's long-lived assets related to these agreements.

Income Taxes

The Company provides for deferred taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns, which result in differences between the book and tax basis of the Company's assets and liabilities and carryforwards, such as tax credits and loss carryforwards. In estimating future tax consequences, all expected future events, other than enactment of changes in the tax laws or rates, are generally considered. Valuation allowances are provided to the extent deemed necessary when realization of deferred tax assets appears unlikely.

Revenue Recognition

The Company recognizes revenue on product sales at the point in time when the product is shipped, at which point the Company issues an invoice and the following conditions exist: there is a contract between the Company and the customer, the price is fixed and final, there is reasonable assurance of collection of the sales proceeds, and title has passed to the customer in accordance with our FOB shipping point terms. Additionally, the Company records an allowance for estimated returns, based on historical experience, in compliance with SFAS No. 48, "Revenue Recognition When Right of Return Exists."

Cost of Goods Sold

The following expenses are included in cost of goods sold: raw material costs, packaging costs, costs related to deposit activity, purchasing and receiving costs, manufacturing labor and overhead, brewing and processing costs, inspection costs relating to quality control, inbound freight charges, depreciation expense related to manufacturing equipment, and warehousing costs, which include rent, labor and overhead costs.

Shipping Costs

Costs incurred for the shipping of finished goods are included in advertising, promotional and selling expenses in the accompanying consolidated statement of income. The Company incurred shipping costs of $13.7 million, $12.5 million, and $13.8 million for the years ended December 25, 2004, December 27, 2003, and December 28, 2002, respectively.

Advertising and Sales Promotions

The following expenses are included in the advertising, promotional and selling expenses line item: media advertising costs, sales and marketing salary and benefit expenses, promotional activity expenses, freight charges related to the movement of finished goods from manufacturing locations to distributor locations, point of sale item.

The Company reimburses its wholesalers and retailers for promotional discounts, samples and certain advertising and promotional activities used in the promotion of the Company's products. The accounting treatment for the reimbursements for samples and discounts to wholesalers results in a reduction in the net revenue line item. Reimbursements to wholesalers and retailers for certain advertising and promotional activities are included in the advertising, promotional and selling expenses line item.

The Company also has sales incentive arrangements with its wholesalers based upon performance of certain marketing and advertising activities by the wholesalers. Depending on what may be allowable under applicable state laws and regulations, these activities promoting the Company's products would include, but are not limited to, the following: point-of-sale merchandise placement in retailer locations, product displays in retailer locations, and promotional programs at retail locations. The costs incurred by the Company for these sales incentive arrangements and promotional activities are included within the advertising, promotional and selling expenses line item. The costs associated with advertising and sales promotional programs are charged to expense during the period in which they are incurred. Total advertising and sales promotional expenditures included within the advertising, promotional and selling expenses income statement line item for the years ended December 25, 2004, December 27, 2003 and December 28, 2002, were $56.5 million, $55.4 million and $62.2 million, respectively.

The total amount of sales incentives, samples and other promotional discounts included within the advertising, promotional and selling line item in the accompanying consolidated statements of income was

$4.4 million, $4.6 million and $4.2 million for the years ended December 25, 2004, December 27, 2003 and December 28, 2002, respectively.

General and Administrative Expenses

The following expenses are included in the general and administrative expense line item: general and administrative salary and benefit expenses, insurance costs, professional service fees, rent and utility expenses, meals, travel and entertainment expenses for general and administrative employees, and other general and administrative overhead costs.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, and trade receivables. The Company places its short-term investments with high credit quality financial institutions. The Company sells primarily to independent beer distributors across the United States. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Fair Value of Financial Instruments

As of December 25, 2004 and December 27, 2003, the carrying amounts for cash equivalents, short-term investments, accounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these instruments.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	2004	2003	2002
Net income, as reported	$12,502	$10,558	$8,553
Add: Stock-based employee compensation expense reported in net income, net of tax effects	70	53	42
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(1,006)	(936)	(999)
Pro forma net income	$11,566	$ 9,675	$7,596
Earnings per share:			
Basic — as reported	$ 0.89	$ 0.72	$ 0.53
Basic — pro forma	$ 0.82	$ 0.66	$ 0.47
Diluted — as reported	$ 0.86	$ 0.70	$ 0.52
Diluted — pro forma	$ 0.80	$ 0.64	$ 0.46

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Volatility	34.22%	35.0%	35.8%
Expected life of option	7.1 years	6.8 years	7.1 years
Risk free interest rate	3.50%	3.25%	3.42%
Dividend yield	0%	0%	0%

The weighted average fair value of stock options granted in 2004, 2003, and 2002 was $7.82, $6.19, and $7.40, respectively.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average common shares outstanding. Diluted EPS is calculated by dividing net income by the weighted average common shares and potentially dilutive securities outstanding using the treasury stock method during the period.

Segment Reporting

Operating segments are defined based upon the way that management organizes financial information within the enterprise for making operating decisions and assessing performance.

Management organizes financial information by product line for purposes of making operating decisions and assessing performance. A key unit of measure used to assess performance and determine the appropriate allocation of resources is distributors' sales volume, or depletions. With the exception of the volume produced at the Cincinnati Brewery under contract arrangement with third parties, the Company has determined that the product line operating segments meet all of the aggregation criteria as defined by accounting principles generally accepted in the United States of America. Accordingly, these operating segments have been aggregated as a single operating segment. Volume produced at the Cincinnati Brewery under contract for others is not material to the Company's financial statements as a whole and therefore the results of this operating segment have been aggregated with the Company's other operating segments. Substantially all of the Company's sales and assets are within the United States.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company intends to implement the provisions of SFAS No. 123R in the third quarter 2005.

The Company expects to adopt SFAS No. 123R using the Statement's modified retrospective application method for all periods for which Statement of Financial Accounting Standards No. 123 was effective.

Adoption of SFAS No. 123R using the modified retrospective method for all periods will require fiscal 2003 and 2004 results of operations to be adjusted to give effect to the fair-value method of accounting on a basis consistent with the pro forma results disclosed above. Assuming the continuation of current programs, our preliminary estimate is that stock compensation expense for fiscal 2005 will be in the range of $1.4 million to $1.7 million. In addition, SFAS No. 123R requires that the excess tax benefits related to stock compensation be reported as a financing cash inflow rather than as a reduction of taxes paid in cash from operations.

In November 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of Statement 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement No. 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, *Application of FASB Statement No. 109 (SFAS 109), Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004* ("FSP 109-1"). FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 (AJCA) should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction, but will be a deduction from the annual federal tax liability calculated at the Company's effective rate. The Company is currently evaluating the effect that the adoption of FSP 109-1 will have on the Company's results of operations or financial position for fiscal year 2005.

C. Short-term Investments

Short-term investments as of December 25, 2004 and December 27, 2003 were classified as follows, depending upon the Company's intent and the nature of the investment (in thousands):

	As of December 25, 2004		As of December 27, 2003	
	Fair Market Value	Unrealized Gain	Fair Market Value	Unrealized Gain
Investment Classification				
Available-for-sale	$ —	$—	$15,098	$141
Trading securities	24,000	—	—	—
Total	$24,000	$—	$15,098	$141

Sales proceeds and gross realized gains and losses on investments for the years ending December 25, 2004, December 27, 2003, and December 28, 2002 were (in thousands):

	2004	2003	2002
Sale proceeds	$20,983	$20,470	$5,021
Gross realized (loss) gain	$ (229)	$ 128	$ 21

In 2002, the Company received stock from the demutualization of a third party insurance provider. This security was classified as a trading security, and was sold for a gain of $1.3 million during the fourth quarter 2002.

D. Inventories

Inventories for the years ended December 25, 2004 and December 27, 2003 consisted of the following (in thousands):

	2004	2003
Raw materials, principally hops	$10,708	$8,233
Work in process	880	769
Finished goods	973	888
	$12,561	$9,890

E. Property, Plant and Equipment

Property, plant and equipment for the years ended December 25, 2004 and December 27, 2003 consisted of the following (in thousands):

	2004	2003
Kegs	$25,427	$23,404
Machinery and plant equipment	20,359	19,185
Office equipment and furniture	6,791	5,937
Leasehold improvements	3,861	3,604
Land	350	350
Building	1,420	1,420
	58,208	53,900
Less accumulated depreciation	40,986	36,841
	$17,222	$17,059

The Company recorded depreciation expense related to these assets of $4.4 million, $4.7 million and $5.4 million for the years ended December 25, 2004, December 27, 2003 and December 28, 2002, respectively.

F. Accrued Expenses

Accrued expenses for the years ended December 25, 2004 and December 27, 2003 consisted of the following (in thousands):

	2004	2003
Advertising, promotional and selling expenses	$ 2,195	$ 2,437
Keg deposits	3,352	2,984
Employee wages and reimbursements	2,983	2,915
Accrued freight	1,429	969
Income taxes	1,804	1,495
Other accrued liabilities	4,731	4,704
	$16,494	$15,504

G. Long-term Debt and Line of Credit

The Company has a credit facility in place that provides for a $20.0 million revolving line of credit (the credit facility was reduced from $45.0 million to $20.0 million as of August 2004) and expires on March 31, 2007. The Company may elect an interest rate for borrowings under the credit facility based on either (i) the Alternative Prime Rate (5.25% at December 25, 2004) or (ii) the applicable LIBOR rate (3.08% at December 25, 2004) plus 0.45%. The Company incurs an annual commitment fee of 0.15% on the unused portion of the facility and is obligated to meet certain financial covenants, including the maintenance of specified levels of tangible net worth and net income. The Company was in compliance with all covenants as of December 25, 2004 and December 27, 2003. There were no amounts outstanding under the Company's credit facilities as of December 25, 2004 and December 27, 2003

There are also certain restrictive covenants set forth by the debt agreement. Pursuant to the negative covenants, the Company has agreed it will not: enter into any indebtedness or guarantees other than those specified by the lender, enter into any sale and leaseback transactions, merge, consolidate, or dispose of significant assets without the lender's prior written consent, will not make or maintain any investments other than those permitted in the debt agreement, will not enter into any transactions with affiliates outside of the ordinary course of business, and will not make any distributions on account of or in redemption, retirement or purchase of its capital stock, partnership or other equity interest, except as noted in the agreement. In addition, the credit agreement requires the Company to obtain prior written consent from the lender on distributions on account of, or in redemption, retirement or purchase of its capital stock or other equity interests with the exception of the following: (a) distributions of capital stock from subsidiaries to The Boston Beer Company, Inc. and Boston Beer Corporation (a subsidiary of The Boston Beer Company, Inc.), (b) redemption from former employees of non-vested investment shares of Class A Common Stock, issued under the Employee Equity Incentive Plan and (c) redemption of certain shares of Class A Common Stock as approved by the Board of Directors. In the event of a default that has not been cured, the credit facility would terminate and any unpaid principal and accrued interest would become immediately due and payable.

H. Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 25, 2004 and December 27, 2003 are as follows (in thousands):

	2004			2003		
	Current	Long-Term	Total	Current	Long-Term	Total
Deferred tax assets:						
Incentive option/investment share plan	$ —	$ 304	$ 304	$ —	$ 207	$ 207
Accrued expenses	589		589	414	167	581
Reserves	934		934	931		931
Deferred compensation		172	172		186	186
Long-term contracts		431	431		549	549
Additional minimum liability		23	23			
Other	32	141	173	31	13	44
Deferred tax assets	1,555	1,071	2,626	1,376	1,122	2,498
Valuation allowance	—	(64)	(64)	—	(86)	(86)
Total deferred tax assets	1,555	1,007	2,562	1,376	1,036	2,412
Deferred tax liabilities:						
Depreciation	—	(2,980)	(2,980)	—	(3,152)	(3,152)
Hops inventory loss	(81)	—	(81)	(199)	—	(199)
Amortization of goodwill	—	(112)	(112)	—	(75)	(75)
Net deferred tax assets (liabilities)	$1,474	$(2,085)	$ (611)	$1,177	$(2,191)	$(1,014)

Significant components of the income tax provision (benefit) for the years ended December 25, 2004, December 27, 2003 and December 28, 2002 are as follows (in thousands):

	2004	2003	2002
Current:			
Federal	$7,134	$5,127	$5,226
State	821	791	1,074
Total current	7,955	5,918	6,300
Deferred:			
Federal	(344)	468	(554)
State	(35)	30	(208)
Total deferred	(379)	498	(762)
Total income tax provision	$7,576	$6,416	$5,538

The Company's reconciliation to statutory rates is as follows:

	2004	2003	2002
Statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	2.5%	3.0%	3.7%
Meals and entertainment	1.4%	1.4%	1.0%
Tax-exempt income	(.8)%	(1.1)%	(1.1)%
Effect of capital loss carryforward	—	—	(.1)%
Other	(.3)%	(.5)%	.8%
	37.8%	37.8%	39.3%

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. The Company is periodically reviewed by domestic tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Amounts recorded for contingent tax liabilities are not material in relation to the Company's financial position. Based on the Company's evaluation of current tax positions, the Company believes it has appropriately accrued for probable exposures. The Company includes its estimated reserves for probable exposures in accrued expenses.

I. Commitments and Contingencies

Purchase Commitments

The Company had outstanding purchase commitments related to advertising contracts of approximately $12.4 million, $10.2 million, and $22.0 million at December 25, 2004, December 27, 2003, and December 28, 2002, respectively.

The Company has entered into contracts for the supply of a portion of its hops requirements. These purchase contracts, which extend through crop year 2009, specify both the quantities and prices to which the Company is committed. The prices are denominated in Euros. The Company has no forward exchange contracts in place as of December 25, 2004 and intends to purchase future hops using the exchange rate at the time of purchase. Hops purchase commitments outstanding at December 25, 2004 totaled

$11.5 million. Purchases under these contracts for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 were approximately $4.0 million, $5.2 million, and $1.1 million, respectively.

In the normal course of business, the Company enters into various production agreements with brewing companies. Title to beer products brewed under contract arrangement remains with the brewing company until the brewery ships the beer. The Company is required to reimburse the supplier for all unused raw materials and beer products on termination of these production contract agreements. There was approximately $2.1 million of raw materials and beer products in process at the contract brewing companies for which the Company was liable as of December 25, 2004 and $2.5 million as of December 27, 2003. The variance from 2003 to 2004 is due to a shift in production volume from contract breweries to the "Cincinnati Brewery" in December 2004. Additionally, the Company is obligated to meet annual volume requirements in conjunction with certain production agreements. During 2004, the Company met all existing minimum volume requirements in accordance with its production agreements, with the exception of one brewery location. The fees associated with this minimum volume requirement are not significant, and have been fully expensed in the Company's financial statements at December 25, 2004.

The Company's contracts with its supplying breweries periodically require it to purchase fixed assets in support of brewery operations. At this time, there are no specific fixed asset purchases anticipated at contract brewery locations under existing contracts during the next 12 months, but this could vary significantly should there be a change in the Company's brewing strategy or changes to existing production agreements or should the Company enter new production relationships.

Lease Commitments

The Company has various operating lease agreements in place as of December 25, 2004, primarily involving real estate. Terms of the leases include, in some instances, purchase options, renewals, and maintenance costs and varies by lease. These lease obligations expire at various dates through 2009.

Minimum annual rental payments under these agreements are as follows (in thousands):

2005	$1,158
2006	888
2007	141
2008	136
2009	125
	$2,448

Rent expense was $1.3 million for the years ended December 25, 2004, December 27, 2003, and December 28, 2002, respectively.

Litigation

Two complaints against many producers of alcoholic beverages, including the Company, were filed in Ohio during the second quarter 2004 relating to advertising practices and underage consumption. The Company believes that in February 2005, similar complaints were filed in New York and in Wisconsin, each naming substantially the same defendants, including the Company. The suits allege that each defendant intentionally marketed its products to children and underage consumers and seeks an injunction and unspecified money damages on behalf of an undefined class of parents and guardians. These actions are in their earliest stages. The Company intends to vigorously defend this litigation, but it is not possible at this time to determine the impact on the Company.

In November 2004, Royal Insurance Company of America and its affiliate ("RICA"), the Company's liability insurer during most of the period covered by the above-referenced complaints, filed a complaint for declaratory judgment in Ohio seeking the court's declaration that RICA owes no duty to defend or indemnify the Company in the underlying actions. While the Company believes it is entitled to reimbursement of its defense costs and indemnification, it is not able to predict at this time the ultimate outcome of this dispute.

The Company is not a party to any other pending or threatened litigation, the outcome of which would be expected to have a material adverse effect upon its financial condition or its results of operations.

J. Common Stock

Class A Common Stock

There were 22,700,000 shares authorized of Class A Common Stock with a par value of $.01, of which 10,088,869 shares were issued and outstanding as of December 25, 2004. The Class A Common Stock has no voting rights, except (1) as required by law, (2) for the election of Class A Directors, and (3) that the approval of the holders of the Class A Common Stock is required for certain (a) future authorizations or issuances of additional securities which have rights senior to Class A Common Stock, (b) alterations of rights or terms of the Class A or Class B Common Stock as set forth in the Articles of Organization of the Company, (c) other amendments of the Articles of Organization of the Company, (d) mergers or consolidations with, or acquisitions of, other entities, and (e) sales or dispositions of any significant portion of the Company's assets.

Class B Common Stock

There were 4,200,000 shares authorized of Class B Common Stock with a par value of $.01, of which 4,107,355 shares were issued and outstanding, at December 25, 2004. The Class B Common Stock has full voting rights, including the right to (1) elect a majority of the members of the Company's Board of Directors and (2) approve all (a) amendments to the Company's articles of Organization, (b) mergers or consolidations with, or acquisitions of, other entities, and (c) sales or dispositions of any significant portion of the Company's assets. The Company's Class B Common Stock is not listed for trading. Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock, upon request of any Class B holder.

All distributions of equity interest, including dividends, are restricted by the Company's debt agreements, with the exception of distributions of capital stock from subsidiaries to The Boston Beer Company, Inc. and Boston Beer Corporation (a subsidiary of The Boston Beer Company, Inc.), redemption from former employees of non-vested investment shares of Class A Common Stock, issued under the Employee Equity Incentive Plan and redemption of certain shares of Class A Common Stock as approved by the Board of Directors.

Employee Stock Compensation Plan

On November 20, 1995, the Company adopted the Employee Equity Incentive Plan (the "Equity Plan"), which provided for the grant of Management Options, Discretionary Options and Investment Shares to employees of the Company. The Plan is administered by the Board of Directors of the Company, based on recommendations received from the Compensation Committee of the Board of Directors, including grants of Discretionary Options. The Compensation Committee consists of four independent directors.

The Investment Share feature of the Equity Plan permits employees who have been with the Company for at least one year to purchase shares of Class A Common Stock at a discount from current market value of 0% to 40%, based on the employee's tenure with the Company. Investment Shares vest ratably over a five-year period. Participants may pay for these shares either up front or through payroll deductions over an eleven-month period. The plan was modified in October 2004 by action of the Board of Directors and the Class B Stockholder to limit the compensation used in the determination of the number of shares which a participant is eligible to purchase to a percentage of base salary and bonus (excluding income received as a result of the exercise of options or shares vesting under the Investment Share program). The Company recognized employee-related compensation expense for this feature of the Equity Plan of $.1 million for the years ending December 25, 2004, December 27, 2003, and December 28, 2002, respectively.

Under the Equity Plan, Investment Shares purchased and vested for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 were as follows:

	2004	2003	2002
Purchased	25,088	29,653	13,432
Vested	19,121	16,141	14,256

The Company has reserved 3.7 million shares of Class A Common Stock for issuance pursuant to the Equity Plan, of which 2.8 million and 2.7 million were granted and not canceled at December 25, 2004 and December 27, 2003, respectively.

Non-Employee Options

On May 21, 1996, the Company adopted a Stock Option Plan for Non-Employee Directors of the Company (the "Non-Employee Director Plan"), pursuant to which each non-employee director of the Company was granted an option to purchase shares of the Company's Class A Common Stock upon election or re-election to the Board. The plan was amended in February 2003 to provide for an additional grant to Directors upon their initial election to the Board of Directors. At that time, existing non-employee Directors also received a one-time grant of an equal amount. The Plan was further amended in October 2004 to increase the number of shares reserved for issuance under the plan. The Company accounts for this plan using the intrinsic method.

The Company has reserved 0.4 million shares of Class A Common Stock for issuance pursuant to the Non-Employee Director Option Plan, of which 0.2 million and 0.2 million were granted and not canceled at December 25, 2004 and December 27, 2003, respectively.

Option Activity

Information related to options under the Equity Plan, the Non-Employee Director Option Plan and the SARs are as follows:

	Shares	Option Price	Weighted Average Exercise Price
Outstanding at December 29, 2001	1,632,534	$ 0.01 - $18.56	$ 9.76
Granted	265,200	$16.20 - $35.09	$ 19.78
Canceled	(31,020)	$ 7.16 - $17.55	$ 11.54
Exercised	(217,414)	$ 0.01 - $12.06	$ 8.16
Outstanding at December 28, 2002	1,649,300	$ 0.01 - $35.09	$ 10.40
Granted	465,000	$13.84 - $20.98	$ 15.65
Canceled	(130,000)	$ 7.16 - $35.09	$ 15.26
Exercised	(246,033)	$ 0.01 - $17.54	$ 8.72
Outstanding at December 27, 2003	1,738,267	$ 0.01 - $35.09	$ 11.13
Granted	169,100	$18.47 - $19.41	$ 18.61
Canceled	(13,325)	$ 0.01 - $17.55	$ 12.54
Exercised	(222,847)	$ 0.01 - $17.55	$ 10.04
Outstanding at December 25, 2004	1,671,195	$ 0.01 - $19.41	$ 12.07

Options exercisable were 955,645 at December 25, 2004, 891,207 at December 27, 2003 and 859,583 at December 28, 2002.

The following table summarizes information about stock options outstanding at December 25, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 - $ 0.01	2,212	2.06 years	$ 0.01	2,212	$ 0.01
$ 7.16 - $ 9.53	584,670	4.05 years	$ 9.01	467,470	$ 9.17
$11.09 - $16.64	635,413	5.81 years	$14.18	384,783	$13.91
$17.55 - $23.33	421,400	6.93 years	$18.42	101,180	$18.72
$29.30 - $35.09	27,500	2.19 years	$32.46	—	$ 0.00
$ 0.01 - $35.09	1,671,195	5.41 years	$13.72	955,645	$12.07

Stock Repurchase Program

The Board of Directors have approved up to $80.0 million for the repurchase of the Company's Class A Common Stock. Through December 25, 2004, the Company has repurchased a total of approximately 7.1 million shares of its Class A Common Stock for an aggregate purchase price of $74.8 million.

Treasury Stock

Effective July 1, 2004, companies incorporated in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares under Section 6.31, and thereby eliminates the concept of "treasury shares." Accordingly, the Company has redesignated its existing treasury shares as authorized but unissued and allocated the cost of treasury stock at July 1, 2004 of $71,025 to retained earnings.

K. Employee Retirement Plans

The Company has one retirement plan covering substantially all non-union employees and five retirement plans covering substantially all union employees.

The Boston Beer Company 401(k) Plan, which was established by the Company in 1993, is a Company-sponsored defined contribution plan that covers a majority of the Company's non-union employees. All fulltime, non-union employees over the age of 21 are eligible to participate in the plan on the first day of the first month after commencing employment. Participants may make voluntary contributions up to 60% of their annual compensation, subject to IRS limitations. After the sixth month of employment, the Company matches each employee's contribution dollar for dollar up to $1,000 and, thereafter, 50% of the employee's contribution up to 6% of the employee's annual wages, prorated during the first year of employment. The Company made contributions to the Plan in each of the three years ended December 25, 2004, December 27, 2003, and December 28, 2002 of $.5 million, $.5 million, and $.4 million, respectively.

The Company has four defined benefit plans and one Company-sponsored defined contribution plan, which combined cover substantially all union employees. The defined benefit plans include a Company-sponsored defined pension plan, a Company-sponsored medical retirement plan and two union-sponsored, collectively bargained multi-employer pension plans.

The Company's defined contribution plan, the Samuel Adams Brewery Company, Ltd. 401(k) Plan for Represented Employees, was established by the Company in 1997 and is available to all union employees upon completion of one hour of fulltime employment.

Participants may make voluntary contributions up to 60% of their annual compensation, subject to IRS limitations. The Company does not make contributions to this plan, but does incur immaterial administration costs.

The Company-sponsored defined pension plan, The Local Union #1199 Defined Benefit Pension Plan (Local 1199 Plan), was established in 1991 and is eligible to all union employees who are covered by the Company's collective bargaining agreement and have completed twelve consecutive months of employment with at least 750 hours worked. The defined benefit is determined based on years of service since July 1991. The Company made combined contributions to this plan in each of the three years ended December 25, 2004, December 27, 2003, and December 28, 2002 of $.1 million. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Local 1199 Plan are detailed in the tables below.

The union-sponsored benefit plans are two multi-employer retirement plans administrated by organized labor unions. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of the unfunded vested benefits. Pension expense and employer contributions for these multi-employer plans were not significant in the aggregate.

Obligations and asset data of the Local 1199 Plan is presented in the following tables (in thousands):

	2004	2003	2002
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	$708	$559	$453
Service cost	61	52	48
Interest cost	44	38	33
Actuarial loss	42	67	34
Benefits paid	(8)	(9)	(9)
Projected benefit obligation at end of year	$847	$707	$559

	2004	2003	2002
Change in plan assets			
Fair value of plan assets at beginning of year	$ 542	$ 422	$ 390
Actual return on plan assets	11	57	(21)
Employer contributions	58	72	62
Benefits paid	(8)	(9)	(8)
Fair value of plan assets at end of year	$ 603	$ 542	$ 423
Reconciliation of funded status			
Funded status	$(244)	$(166)	$(136)
Funded status	309	248	213
Unrecognized actuarial loss	17	0	0
Net amount recognized	$ 82	$ 82	$ 77

	September 30, 2004	December 31, 2003	December 31, 2002
Measurement date for obligations and assets			
Amounts recognized in the balance sheet consist of:			
Accrued benefit liability	$(227)	$(166)	$(136)
Additional minimum liability	309	248	213
Net amount recognized	$ 82	$ 82	$ 77

	2004	2003	2002
Accumulated benefit obligation	$847	$707	$559

	2004	2003	2002
Information for plans with an accumulated benefit obligation in excess of plan assets			
Projected benefit obligation	$847	$707	$559
Accumulated benefit obligation	847	707	559
Fair value of plan assets	603	542	423

	2004	2003	2002
Components of net periodic benefit cost			
Service cost	$ 61	$ 52	$ 48
Interest cost	44	38	33
Return on plan assets	(44)	(35)	(36)
Recognized net actuarial loss	13	12	9
Net annual periodic pension cost	$ 74	$ 67	$ 54

	2004	2003	2002
Increase in minimum liability included in other comprehensive income	$61	$35	$82

	September 30, 2004	December 31, 2003	December 31, 2002
Weighted average assumptions used to determine benefit obligations as of periods ended			
Discount rate	5.8%	6.3%	6.8%

	September 30, 2004	December 31, 2003	December 31, 2002
Weighted average assumptions used to determine net periodic benefit cost for periods ended			
Discount rate	6.3%	6.8%	6.8%
Expected return on assets	7.8%	7.8%	7.8%

The basis of the long-term rate of return assumption reflects the Local 1199 Plan's current asset mix of approximately 60% debt securities and 40% equity securities with assumed average annual returns of approximately 5% to 6% for debt securities and 10% to 12% for equity securities. It is assumed that the Plan's investment portfolio will be adjusted periodically to maintain the current ratios of debt securities and equity securities. Additional consideration is given to the Plan's historical returns as well as future long-range projections of investment returns for each asset category.

The Local 1199 Plan's weighted-average asset allocations at September 30, 2004, December 31, 2003 and December 31, 2002, by asset category are as follows:

Asset Category	2004	2003	2002
Equity securities	46%	42%	38%
Debt securities	54%	58%	62%
Total	100%	100%	100%

The Local 1199 Plan does not have formal investment strategies but invests in a family of funds that are designed to minimize excessive short-term risk and focus on consistent, competitive long-term performance, consistent with the funds' investment objectives. The fund specific objectives vary and include maximizing long-term returns both before and after taxes, maximizing total return from capital appreciation plus income and funds that invest primarily in common stock of companies that cover a broad range of industries and that have market capitalization of at least $5 billion at the time of purchase.

Contributions

The Company expects to contribute $.1 million to the Local 1199 Plan during the year ending December 31, 2005.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Fiscal Years Ending	Expected Benefit Payments
2005	$16
2006	17
2007	17
2008	20
2009	25
2010-2014	231

A comprehensive medical plan is offered to union employees who have voluntarily retired at 65 or have become permanently disabled. Employees must have worked for the Company or have prior ownership for at least 10 years at the Cincinnati Brewery, been enrolled in the Company's medical insurance plan and be eligible for Medicare benefits under the Social Security Act. The accumulated post-retirement benefit obligation was determined using a discount rate of 5.8% at September 30, 2004, 6.3% at December 27, 2003 and December 28, 2002 and a 2.5% increase in the Cincinnati Consumer Price Index for the years then ended. The actuarial and recorded liabilities for this benefit have been funded within all material respects as of December 25, 2004, December 27, 2003 and December 28, 2002.

L. Net Income per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands):

	2004	2003	2002
Net income	$12,502	$10,558	$ 8,553
Shares used in net income per common share — basic	14,126	14,723	16,083
Dilutive effect of potential common shares	392	277	324
Shares used in net income per common share — diluted	14,518	15,000	16,407
Net income per common share — basic	$ 0.89	$ 0.72	$ 0.53
Net income per common share — diluted	$ 0.86	$ 0.70	$ 0.52

Options to purchase 392,000, 374,000 and 307,000 shares of Class A Common Stock were outstanding but not included in computing diluted EPS because their effects were anti-dilutive as of December 25, 2004, December 27, 2003, and December 28, 2002, respectively.

M. Other Comprehensive Income (Loss)

	Unrealized Gain (Loss) on Available-For-Sale Securities	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
		(In thousands)	
Balance, December 29, 2001	$ —	$ —	$ —
Unrealized gain on available-for-sale securities	502	—	502
Minimum pension liability adjustment	—	(144)	(144)
Reclassification adjustment — available-for-sale securities	(21)	—	(21)
Tax (expense) benefit	—	82	82
Balance, December 28, 2002	481	(62)	419
Unrealized gain on available-for-sale securities	57	—	57
Minimum pension liability adjustment	—	(34)	(34)
Reclassification adjustment — available-for-sale securities	(397)	—	(397)
Tax (expense) benefit	—	—	—
Balance, December 27, 2003	141	(96)	45
Unrealized gain on available-for-sale securities	—	—	—
Minimum pension liability adjustment	—	(61)	(61)
Reclassification adjustment — available-for-sale securities	(141)	—	(141)
Tax (expense) benefit	—	(46)	(46)
Balance, December 25, 2004	$ —	$(203)	$(203)

N. Valuation and Qualifying Accounts

The information required to be included in Schedule II, Valuation and Qualifying Accounts, for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 is as follows (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Period	Net Provision (Recovery)	Net Additions (Deductions)	Balance at End of Period
2004	$450	$147	$ —	$597
2003	$689	$112	$(351)	$450
2002	$625	$183	$(119)	$689

Deductions from allowance for doubtful accounts represent the write-off of uncollectible balances.

Inventory Obsolescence Reserve	Balance at Beginning of Period	Net Provision (Recovery)	Net Additions (Deductions)	Balance at End of Period
2004	$1,047	$(334)	$—	$ 713
2003	$1,837	$(790)	$—	$1,047
2002	$2,239	$(402)	$—	$1,837

Stale Beer Reserve	Balance at Beginning of Period	Net Provision (Recovery)	Net Additions (Deductions)	Balance at End of Period
2004	$742	$ 56	$—	$798
2003	$719	$ 23	$—	$742
2002	$470	$249	$—	$719

O. Quarterly Results (Unaudited)

In management's opinion, this unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future quarters.

	For Quarters Ended (In thousands, except per share data)							
	December 25, 2004	September 25, 2004	June 26, 2004	March 27, 2004	December 27, 2003	September 27, 2003	June 28, 2003	March 29, 2003
Barrels Sold	321	321	362	263	303	333	330	270
Revenue	$61,377	$60,476	$68,520	$49,307	$56,235	$61,584	$62,161	$50,123
Less excise taxes	5,574	5,743	6,503	4,652	5,474	6,039	5,841	4,804
Net revenue	55,803	54,733	62,017	44,655	50,761	55,545	56,320	45,319
Cost of goods sold	22,658	22,738	24,504	18,073	22,016	22,853	21,965	18,772
Gross profit	33,145	31,995	37,513	26,582	28,745	32,692	34,355	26,547
Advertising, promotional, and selling expenses	24,784	23,390	25,217	21,522	20,286	22,239	26,006	23,310
General and administrative expenses	4,072	3,926	3,630	3,209	2,808	4,348	3,669	3,803
Total operating expenses	28,856	27,316	28,847	24,731	23,094	26,587	29,675	27,113
Operating income (loss)	4,289	4,679	8,666	1,851	5,651	6,105	4,680	(566)
Interest income, net	270	183	187	200	144	287	260	394
Other (expenses) income, net	(9)	1	(231)	(8)	20	3	4	(8)
Income (loss) before provision (benefit) for income taxes	4,550	4,863	8,622	2,043	5,815	6,395	4,944	(180)
Provision (benefit) for income taxes	1,706	1,839	3,259	772	2,198	2,407	1,882	(71)
Net income (loss)	$ 2,844	$ 3,024	$ 5,363	$ 1,271	$ 3,617	$ 3,988	$ 3,062	$ (109)
Earnings (loss) per share — basic	$ 0.20	$ 0.21	$ 0.38	$ 0.09	$ 0.26	$ 0.28	$ 0.20	$ (0.01)
Earnings (loss) per share — diluted	$ 0.19	$ 0.21	$ 0.37	$ 0.09	$ 0.25	$ 0.28	$ 0.20	$ (0.01)
Weighted average shares — basic	14,192	14,162	14,126	14,019	13,890	14,183	15,087	15,734
Weighted average shares — diluted	14,623	14,595	14,465	14,352	14,227	14,465	15,306	15,991

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide a reasonable level of assurance that the information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the requisite time periods.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 25, 2004. In making this assessment, the Company used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 25, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of its internal control over financial reporting as of December 25, 2004 has been attested to by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Boston Beer Company, Inc. Boston, Massachusetts

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that The Boston Beer Company, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 25, 2004 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 25, 2004 of the Company and our report dated March 11, 2005 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 11, 2005

(c) *Changes in internal control over financial reporting*

No changes in the Company's internal control over financial reporting occurred during the quarter ended December 25, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

In December, 2002, the Board of Directors of the Company adopted a (i) Code of Business Conduct and Ethics that applies to its Chief Executive Officer and its Chief Financial Officer, and (ii) Corporate Governance Guidelines. These, as well as the charters of each of the Board Committees, are posted on the Company's website, www.bostonbeer.com, and are available in print to any shareholder who requests them. Such requests should be directed to the Investor Relations Department, The Boston Beer Company, Inc., 75 Arlington Street, Boston, MA 02116. The Company intends to disclose any amendment to, or waiver from, a provision of its code of ethics that applies to the Company's Chief Executive Officer or Chief Financial Officer and that relates to any element of the Code of Ethics definition enumerated in Item 406 of Regulation S-K by posting such information on the Company's website.

The information required by Item 10 is hereby incorporated by reference from the Registrant's definitive Proxy Statement for the 2005 Annual Meeting to be held on May 4, 2005.

Item 11. *Executive Compensation*

The Information required by Item 11 is hereby incorporated by reference from the Registrant's definitive Proxy Statement for the 2005 Annual Meeting to be held on May 4, 2005.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Security Ownership

The information required by Item 12 with respect to security ownership of certain beneficial owners and management is hereby incorporated by reference from the Registrant's definitive Proxy Statement for the 2005 Annual Meeting to be held on May 4, 2005.

Related Stockholder Matters

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	955,645	$12.07	543,000
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	955,645	$12.07	543,000

Item 13. ***Certain Relationships and Related Transactions***

The information required by Item 13 is hereby incorporated by reference from the Registrant's definitive Proxy Statement for the 2005 Annual Meeting to be held on May 4, 2005.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 13 is hereby incorporated by reference from the Registrant's definitive Proxy Statement for the 2005 Annual Meeting to be held on May 4, 2005.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The financial statements and financial statement schedules are contained in Item 8 of Part II to this annual report on Form 10-K.

(b) Exhibits

The following is a list of exhibits filed as part of this Form 10-K:

Exhibit No.	Title
3.1	Amended and Restated By-Laws of the Company, dated June 2, 1998 (incorporated by reference to Exhibit 3.5 to the Company's Form 10-Q filed on August 10, 1998).
3.2	Restated Articles of Organization of the Company, dated July 21, 1998 (incorporated by reference to Exhibit 3.6 to the Company's Form 10-Q filed on August 10, 1998).
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-96164).
10.1	Revolving Credit Agreement between Fleet Bank of Massachusetts, N.A. and Boston Beer Company Limited Partnership (the 'Partnership"), dated as of May 2, 1995 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement No. 33-96162).
10.2	Loan Security and Trust Agreement, dated October 1, 1987, among Massachusetts Industrial Finance Agency, the Partnership and The First National Bank of Boston, as Trustee, as amended (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement No. 33-96164).
10.3	Deferred Compensation Agreement between the Partnership and Alfred W. Rossow, Jr., effective December 1, 1992 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement No. 33-96162).
10.4	The Boston Beer Company, Inc. Employee Equity Incentive Plan, as adopted effective November 20, 1995 and amended effective February 23, 1996 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 333-1798).
10.5	Form of Employment Agreement between the Partnership and employees (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement No. 33-96162).
10.6	Services Agreement between The Boston Beer Company, Inc. and Chemical Mellon Shareholder Services, dated as of October 27, 1995 (incorporated by reference to the Company's Form 10-K, filed on April 1, 1996).
10.7	Form of Indemnification Agreement between the Partnership and certain employees and Advisory Committee members (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement No. 33-96162).
10.8	Stockholder Rights Agreement, dated as of December, 1995, among The Boston Beer Company, Inc. and the initial Stockholders (incorporated by reference to the Company's Form 10-K, filed on April 1, 1996).
+10.9	Agreement between Boston Brewing Company, Inc. and The Stroh Brewery Company, dated as of January 31, 1994 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement No. 33-96164).

Exhibit No.	Title
+10.10	Agreement between Boston Brewing Company, Inc. and the Genesee Brewing Company, dated as of July 25, 1995 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement No. 33-96164).
+10.11	Amended and Restated Agreement between Pittsburgh Brewing Company and Boston Brewing Company, Inc. dated as of February 28, 1989 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement No. 33-96164).
10.12	Amendment to Amended and Restated Agreement between Pittsburgh Brewing Company, Boston Brewing Company, Inc., and G. Heileman Brewing Company, Inc., dated December 13, 1989 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement No. 33-96162).
+10.13	Second Amendment to Amended and Restated Agreement between Pittsburgh Brewing Company and Boston Brewing Company, Inc. dated as of August 3, 1992 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement No. 33-96164).
+10.14	Third Amendment to Amended and Restated Agreement between Pittsburgh Brewing Company and Boston Brewing Company, Inc. dated December 1, 1994 (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement No. 33-96164).
10.15	Fourth Amendment to Amended and Restated Agreement between Pittsburgh Brewing Company and Boston Brewing Company, Inc. dated as of April 7, 1995 (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement No. 33-96162).
+10.16	Letter Agreement between Boston Beer Company Limited Partnership and Joseph E. Seagram & Sons, Inc. (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement No. 33-96162).
10.17	Services Agreement and Fee Schedule of Mellon Bank, N.A. Escrow Agent Services for The Boston Beer Company, Inc. dated as of October 27, 1995 (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement No. 33-96164).
10.18	Amendment to Revolving Credit Agreement between Fleet Bank of Massachusetts, N.A. and the Partnership (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement No. 33-96164).
10.19	1996 Stock Option Plan for Non-Employee Directors (incorporated by reference to the Company's Form 10-K, filed on March 31, 1997).
+10.20	Production Agreement between The Stroh Brewery Company and Boston Beer Company Limited Partnership, dated January 14, 1997 (incorporated by reference to the Company's Form 10-K, filed on March 31, 1997).
+10.21	Letter Agreement between The Stroh Brewery Company and Boston Beer Company Limited Partnership, dated January 14, 1997 (incorporated by reference to the Company's Form 10-K, filed on March 31, 1997).
+10.22	Agreement between Boston Beer Company Limited Partnership and The Schoenling Brewing Company, dated May 22, 1996 (incorporated by reference to the Company's Form 10-K, filed on March 31, 1997).
10.23	Revolving Credit Agreement between Fleet Bank of Massachusetts, N.A. and The Boston Beer Company, Inc., dated as of March 21, 1997 (incorporated by reference to the Company's Form 10-Q, filed on May 12, 1997).
+10.24	Amended and Restated Agreement between Boston Brewing Company, Inc. and the Genesee Brewing Company, Inc. dated April 30, 1997 (incorporated by reference to the Company's Form 10-Q, filed on August 11, 1997).
+10.26	Fifth Amendment, dated December 31, 1997, to Amended and Restated Agreement between Pittsburgh Brewing Company and Boston Brewing Company, Inc. (incorporated by reference to the Company's Form 10-K, filed on March 26, 1998).
10.27	Extension letters, dated August 19, 1997, November 19, 1997, December 19, 1997, January 22, 1998, February 25, 1998 and March 11, 1998 between The Stroh Brewery Company and Boston Brewing Company, Inc. (incorporated by reference to the Company's Form 10-K, filed on March 26, 1998).

Exhibit No.	Title
+10.28	Employee Equity Incentive Plan, as amended and effective on December 19, 1997 (incorporated by reference to the Company's Form 10-K, filed on March 26, 1998).
+10.29	1996 Stock Option Plan for Non-Employee Directors, as amended and effective on December 19, 1997 (incorporated by reference to the Company's Form 10-K, filed March 26, 1998).
+10.30	Glass Supply Agreement between The Boston Beer Company and Owens' Brockway Glass Container Inc., dated April 30, 1998 (incorporated by reference to the Company's Form 10-Q, filed on August 10, 1998).
10.31	Extension letters, dated April 13, 1998, April 27, 1998, June 11, 1998, June 25, 1998 and July 20, 1998 between The Stroh Brewery Company and Boston Brewing Company, Inc. (incorporated by reference to the Company's Form 10-Q, filed on August 10, 1998).
+10.33	Amended and Restated Production Agreement between The Stroh Brewery Company and Boston Beer Company Limited Partnership, dated November 1, 1998 (incorporated by reference to the Company's Form 10-K, filed on March 25, 1999).
10.34	Agreement between Boston Beer Company Limited Partnership, Pabst Brewing Company and Miller Brewing Company, dated February 5, 1999 (incorporated by reference to the Company's Form 10-K, filed on March 25, 1999).
10.35	Amendment to Revolving Credit Agreement between Fleet Bank of Massachusetts, N.A. and The Boston Beer Company, Inc., dated March 30, 1999 (incorporated by reference to the Company's Form 10-Q, filed on May 10, 1999).
+10.37	Consent to Assignment of the Amended and Restated Agreement between Boston Brewing Company, Inc. and the Genesee Brewing Company, Inc. dated April 30, 1997 to Monroe Brewing Co., LLC (now known as High Falls Brewing Company, LLC) dated December 15, 2000 (incorporated by reference to the Company's 10-K, filed on March 30, 2001).
+10.38	Guaranty of The Genesee Brewing Company, Inc. dated December 15, 2000 in favor of Boston Brewing Company, Inc., for itself and as the sole general partner of Boston Beer Company Limited Partnership in connection with the Consent of Assignment of the Amended and Restated Agreement between Boston Brewing Company, Inc. and the Genesee Brewing Company, Inc. dated April 30, 1997 to Monroe Brewing Co., LLC (now known as High Falls Brewing Company, LLC) dated December 15, 2000 (incorporated by reference to the Company's 10-K, filed on March 30, 2001).
+10.39	Second Amended and Restated Agreement between Boston Beer Corporation and High Falls Brewing Company, LLC effective as of April 15, 2002 (incorporated by reference to the Company's 10-Q, filed on August 13, 2002).
+10.40	Guaranty Release Agreement by and between GBC Liquidating Corp., formerly known as The Genesee Brewing Company, Inc., and Boston Beer Corporation, d/b/a The Boston Beer Company dated April 22, 2002 (incorporated by reference to the Company's 10-Q, filed on August 13, 2002).
10.41	Second Amended and Restated Credit Agreement between The Boston Beer Company, Inc. and Boston Beer Corporation, as Borrowers, and Fleet National Bank, effective as of July 1, 2002 (incorporated by reference to the Company's 10-Q, filed on August 13, 2002).
+10.42	Brewing Services Agreement between Boston Beer Corporation and City Brewing Company, LLC, effective as of July 1, 2002 (incorporated by reference to the Company's 10-Q, filed on November 12, 2002).
+10.43	Brewing Services Agreement between Boston Beer Corporation and Matt Brewing Co., Inc. dated as of March 15, 2003 (incorporated by reference to the Company's 10-K, filed on March 27, 2003).
10.44	Letter Agreement dated August 4, 2004 amending the Second Amended and Restated Credit Agreement between Fleet National Bank and The Boston Beer Company, Inc. and Boston Beer Corporation (incorporated by reference to the Company's 10-Q, filed on November 4, 2004).
10.45	Amended and Restated 1996 Stock Option Plan for Non-Employee Directors effective October 19, 2004 (incorporated by reference to the Company's Registration Statement on Form S-8 filed on December 7, 2004).

Exhibit No.	Title
+10.46	Third Amended and Restated Production Agreement between Boston Beer Corporation and High Falls Brewing Company, LLC effective as of December 1, 2004 (incorporated by reference to the Company's Current Report on Form 8-K filed on January 5, 2005).
*11.1	The information required by exhibit 11 has been included in Note O of the notes to the consolidated financial statements.
14.1	Code of Business Conduct and Ethics adopted by the Board of Directors on December 17, 2002 (incorporated by reference to the Company's 10-K, filed on March 27, 2003).
*21.5	List of subsidiaries of The Boston Beer Company, Inc. effective as of December 25, 2004.
*23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
*31.1	Certification of the President and Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this report.

\+ Portions of this Exhibit have been omitted pursuant to an application for an order declaring confidential treatment filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 11th day of March 2005.

THE BOSTON BEER COMPANY, INC.

/s/ MARTIN F. ROPER

MARTIN F. ROPER
President and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Signature	Title
/s/ MARTIN F. ROPER Martin F. Roper	President, Chief Executive Officer (principal executive officer) and Director
/s/ WILLIAM F. URICH William F. Urich	Chief Financial Officer and Treasurer (principal accounting and financial officer)
/s/ C. JAMES KOCH C. James Koch	Chairman, Clerk and Director
/s/ PEARSON C. CUMMIN, III Pearson C. Cummin, III	Director
/s/ ROBERT N. HIATT Robert N. Hiatt	Director
/s/ CHARLES JOSEPH KOCH Charles Joseph Koch	Director
/s/ JEAN-MICHEL VALETTE Jean-Michel Valette	Director
/s/ DAVID A. BURWICK David A. Burwick	Director

Board of Directors

David A. Burwick
Chief Marketing Officer
Pepsi-Cola North America

Pearson C. Cummin, III
Retired General Partner
Consumer Venture Partners

Robert N. Hiatt
Retired Chairman
Maybelline, Inc.

C. James Koch
Chairman
The Boston Beer Company, Inc.

Charles Joseph Koch
Retired Founder
Chemicals, Inc.

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.

Jean-Michel Valette
President and Managing Director
Robert Mondavi Winery

Officers

C. James Koch
Chairman and Clerk

Martin F. Roper
President and Chief Executive Officer

William F. Urich
Chief Financial Officer and Treasurer

Jeffrey D. White
Chief Operating Officer

Robert H. Hall
VP of Brand Development

Corporate and Investor Information

General Information

Corporate Offices
The Boston Beer Company, Inc.
75 Arlington Street
Boston, MA 02116
TEL: (617) 368-5000
FAX: (617) 368-5500

2005 Annual Meeting
May 4, 2005
10:00 am
The Brewery, 30 Germania St., Boston, MA

Stock Exchange Listing
The Class A Common Stock of The Boston Beer Company, Inc. is traded on the New York Stock Exchange under the symbol SAM.

Transfer Agent and Registrar
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
TEL: (888) 877-2890
www.melloninvestor.com

Direct Stock Purchase Plan
Information about the Company's Direct Stock Purchase Plan, administered by Mellon Investor Services, may be obtained by calling (888) 877-2890 or at www.melloninvestor.com

Other Information
The Company provides copies of its SEC quarterly reports on Form 10-Q, other reports on Forms 8-K, earnings press releases, proxy statements and corporate governance information free of charge at www.bostonbeer.com. You may also call (800) 372-1131, x5108, or write to:

Investor Relations Dept.
The Boston Beer Company, Inc.
75 Arlington Street
Boston, MA 02116

Customer/Media Relations
Customers are invited to visit the Company's website at www.samueladams.com to learn more about the Company and its beers.

The news media should direct questions to the Public Relations Department at (617) 368-5165.